United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2002

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, British Columbia, Canada, V6A 1B6

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
Form 20-F ___	Form 40-F X

       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

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TABLE OF CONTENTS

6-K ITEMS

SIGNATURE

EXHIBIT INDEX

Material Change Report

Agreement and Plan of Reorganization

Form of Voting Agreement

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

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6-K Items

1.	Attached hereto as Exhibit 99.0 is the Material Change Report.
2.

Attached hereto as Exhibit 99.1 is the Agreement and Plan of Reorganization by and among Angiotech Pharmaceuticals, Inc., Chardonnay Acquisition Corp., a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. and Cohesion Technologies, Inc., dated as of September 27, 2002.

3.	Attached hereto as Exhibit 99.2 is the Form of Voting Agreement between Angiotech Pharmaceuticals, Inc. and certain affiliates of Cohesion Technologies, Inc.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant)

By:	/s/ David Hall David Hall

Chief Financial Officer

Dated October 04, 2002

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EXHIBIT INDEX

99.0	Material Change Report
99.1

Agreement and Plan of Reorganization by and among Angiotech Pharmaceuticals, Inc., Chardonnay Acquisition Corp., a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. and Cohesion Technologies, Inc., dated as of September 27, 2002.

99.2	Form of Voting Agreement between Angiotech Pharmaceuticals, Inc. and certain affiliates of Cohesion Technologies, Inc.

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EXHIBIT 99.0

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

September 30, 2002

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on September 30, 2002.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. and Cohesion Technologies, Inc. jointly announced that they have signed a definitive agreement for Angiotech to acquire Cohesion in an all stock merger transaction.

Item 5

Full Description of Material Change

See attached press release, Agreement and Plan of Reorganization and Form of Voting Agreement.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                   David M. Hall, Chief Financial Officer
Telephone:               (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 30th day of September, 2002.

Angiotech Pharmaceuticals, Inc.

Per:

/s/David Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

          IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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FOR IMMEDIATE RELEASE
NEWS RELEASE
SEPTEMBER 30, 2002

ANGIOTECH ANNOUNCES AGREEMENT TO ACQUIRE COHESION TECHNOLOGIES, INC.

- Two pioneers to revolutionize drug-device industry -

Vancouver, BC and Palo Alto, CA – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) and Cohesion Technologies, Inc. (NASDAQ:CSON) jointly announced that they have signed a definitive agreement for Angiotech to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a "collar" provision with respect to the trading price of Angiotech's shares. The transaction is expected to close during or before the first quarter of 2003, subject to various regulatory and shareholder approvals. Today’s agreement strategically combines two industry pioneers: one from the revolutionary and innovative field of drug-coated devices showcased by the paclitaxel-coated stent, and the other being one of the industry’s most respected biomaterial and biosurgical companies. This acquisition will combine Angiotech’s drug-loading expertise with Cohesion’s approved biomaterials, creating an industry leader in the emerging field of bioactive devices and implants.

The two companies bring together complementary capabilities by uniting Angiotech’s pharmaceutical expertise and ground-breaking therapeutic solutions with Cohesion’s product development and research capabilities, regulatory and clinical experience, robust intellectual property portfolio, innovative delivery systems, and specialized U.S. sales force.

With over twenty-five years of developing and producing biomaterials, Cohesion and its predecessor, Collagen Corporation, have created an extensive patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S. Cohesion’s product portfolio includes four biomaterials and three approved products involving proprietary-based composites, sealants and adhesives. Multiple technology platforms surrounding synthetic polymers, collagen, thrombin and autologous plasma place Cohesion in a competitive advantage compared with those who focus efforts in only a single technology. Cohesion’s products are ideal for use in minimally invasive surgery, as well as open surgery. In addition to the current product applications in cardiovascular, general surgery, hepatic, orthopedic, and surgical specialties, these approved biomaterials also have outstanding potential as specialized drug-delivery vehicles.

Cohesion’s core products that address the US$1.5 billion biosurgical materials market include CoSeal® surgical sealant, the first and only completely synthetic vascular sealant to be approved by the U.S. Food and Drug Administration (“FDA”). It is also approved in Europe, Australia and Canada. CoSeal® is a novel, fast-acting surgical sealant produced from biocompatible polymers; its fast and effective sealing method can reduce surgery times and minimize complications. Since its launch in the U.S. in early 2002 through Cohesion’s direct sales force, CoSeal® is experiencing exceptional month to month growth. Cohesion’s CoStasis® surgical hemostat is a liquid sprayable hydrogel approved by the FDA and in Europe, Australia and Canada for use as an adjunct to hemostasis in all surgical procedures except neurological and ophthalmalogical. CoStasis®, sold through a distributor and
Cohesion’s sales force, offers surgeons several important advantages including the ability to stop difficult bleeding quickly, easy preparation and use, and a proven safety profile. CoStasis® can also be used in the growing number of minimally invasive surgical procedures through specially designed delivery systems. Adhibit™ adhesion prevention gel is approved in Europe to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

The combined business will be equipped with an experienced management team and technology based on over 25 years of experience in product development and research. In addition, the dedicated sales force will continue their mission of expanding the market and proving the success of products going forward.

“By uniting Angiotech and Cohesion’s talented pools of people and resources, we are executing on our strategic plan and dramatically accelerating our product development pipeline. We expect the number of bioactive products to proliferate rapidly to address the unmet therapeutic needs of patients in multiple indications,” said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. “Having approved biomaterials as a basis for drug-loaded programs will serve as a clear advantage in being first to market with a variety of novel drug-loaded implants.”

John Daniels, M.D., Chairman of the Board of Cohesion Technologies, Inc., said, “The Cohesion board of directors unanimously supports the Angiotech acquisition. We believe this transaction is in the best interest of Cohesion shareholders, offering a significant premium on the current trading price of Cohesion shares, providing the capital to continue commercialization and product-development work, and giving our shareholders the potential to realize further value as Angiotech shareholders. Moreover, we believe this is a good strategic fit for Cohesion’s products and technologies as Angiotech intends to aggressively pursue market penetration for each of Cohesion’s products and will utilize Cohesion’s biomaterials expertise to further Angiotech’s development of drugs and medical device coatings. Angiotech’s interest in and commitment to Cohesion is a testament to the hard work and dedication of Cohesion’s employees.”

Angiotech’s acquisition will also result in an approximate 40% ownership of Neucoll Inc. Neucoll focuses on bringing biomaterial solutions to orthopedic problems and its products include Collagraft® (approved in U.S., Europe, Japan and Canada) and Neuvisc™ (in development).

“We looked in depth at the universe of companies in the biomaterials space. Cohesion and Angiotech presented an unparalleled combination of technological leadership to develop next generation products. No other biomaterials company had the same depth, experience and patent portfolio,” said Jeanne Bertonis, MBA, Vice President, Corporate Development at Angiotech. “We expect to see an immediate impact in product development from the competitive strengths of both companies, while as with the stent market, treatment markets could double and triple in a short span of time with the approval of drug-enhanced products. It is thrilling to see Angiotech firmly positioned at the forefront of this exciting opportunity.”

A.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics. For more information about Angiotech Pharmaceuticals, please visit the Company’s website at www.angiotech.com.

B.

About Cohesion Technologies

Cohesion Technologies is developing products for the estimated $1.5 billion worldwide emerging market for biosurgical materials. For more information about Cohesion Technologies, please visit the Company’s website at www.cohesiontech.com.

C.

Webcast/Conference Call Information

Angiotech Pharmaceuticals and Cohesion Technologies officials will host an analyst conference call today to discuss the acquisition at 11:00 AM PT (2:00 PM ET). A detailed presentation shown via webcast can be accessed at Angiotech’s website at www.angiotech.com, and is available to members of the news media, investors and general public. A recording of the call will be available until October 7, 2002 by calling (800) 558-5253 and entering Access Code 20937494. The webcast will also be archived on Angiotech’s website for replay.

Other Important Information

The transaction described in this announcement has not yet commenced.  Once the transaction commences, we will file a proxy statement/prospectus with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the transaction. You can obtain the proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you call us at the phone number below, we will send you the proxy statement/prospectus for free when it is available.

Statements in this press release regarding the proposed transaction between Angiotech and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability of Angiotech to successfully integrate Cohesion’s operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Angiotech Pharmaceuticals Contact:

Rui Avelar (investors)

Cindy Yu (media)

Phone: (604) 221-7676

Cohesion Technologies Contact:

Lisa Morgensai

Phone: (650) 320-5633

Bruce Voss

Phone (310) 691-7100

Email: info@angio.com

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EXHIBIT 99.1

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of September 27, 2002 by and among Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia (“Angiotech”), Chardonnay Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Angiotech (“Merger Sub”), and Cohesion Technologies, Inc, a Delaware corporation (“Cohesion”), with respect to the following facts:

A.

The respective boards of directors of Angiotech, Merger Sub and Cohesion have approved and declared advisable this Agreement and the merger of Merger Sub with and into Cohesion (the “Merger”), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders.

B.

Pursuant to the Merger, among other things, the outstanding shares of Cohesion Common Stock, $0.001 par value (“Cohesion Common Stock”), will be converted into the right to receive shares of Angiotech Common Stock, no par value (“Angiotech Common Stock”), at the rate set forth herein.

C.

Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Angiotech’s and Merger Sub’s willingness to enter into this Agreement, Angiotech is entering into voting agreements in the form of Exhibit A attached hereto with each of the members of Cohesion’s board of directors, in their respective capacities as Cohesion stockholders (the “Cohesion Voting Agreements”).

D.

For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The parties agree as follows:

Article I

The Merger

1.1

The Merger

At the Effective Time (as defined in Section ) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “Delaware Law”), (i) Merger Sub shall be merged with and into Cohesion, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) Cohesion shall be the surviving corporation and a wholly-owned subsidiary of Angiotech.  Cohesion, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2

Closing; Effective Time

The closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 8:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in  and , unless another time or date is agreed to by the parties hereto.  The Closing shall take place at the offices of Latham & Watkins, 135 Commonwealth Drive, Menlo Park, California, or at such other location as the parties hereto shall mutually agree.  At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form of Exhibit B attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the Delaware Law (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the “Effective Time”).  For purposes of this Agreement, “Business Day” means every day other than Saturdays, Sundays and days when commercial banks are authorized to be closed for business in New York, New York.

1.3

Effects of the Merger

The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Law.  Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Cohesion and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Cohesion and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4

Certificate of Incorporation; Bylaws

(a)

Subject to Section , from and after the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time; provided, however, that the name of the Surviving Corporation shall be “Cohesion Technologies, Inc.”

(b)

Subject to Section , from and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.5

Directors and Officers of the Surviving Corporation

The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

Article II

Conversion of Shares

2.1

Conversion of Stock

Pursuant to the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of Cohesion or Merger Sub:

(a)

As of the Effective Time, each share of Cohesion Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Cohesion Common Stock to be canceled pursuant to Section 2.1(c)) shall be automatically converted into a number of fully paid and nonassessable share of Angiotech Common Stock (the “Exchange Ratio”) calculated as follows:  If the Angiotech Reference Price is from $34.00 to $46.00 per share, the Exchange Ratio will be the quotient of US $4.05 divided by the Angiotech Reference Price; if the Angiotech Reference Price is above US $46.00 per share, the Exchange Ratio will be 0.0880; and if the Angiotech Reference Price is below US $34.00 per share, the Exchange Ratio will be 0.1191.  The “Angiotech Reference Price” will be the average of the daily high and low selling prices on the Nasdaq National Market (the “Nasdaq”) (as reported in The Wall Street Journal, or if not reported therein, any other authoritative source) of one share of Angiotech Common Stock during the twenty (20) Trading Day period ending on the third Trading Day prior to the Effective Time.  A “Trading Day” is a day on which the Nasdaq is open and available for at least five hours for the trading of securities.

(b)

As of the Effective Time, each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Cohesion Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) the number of whole shares of Angiotech Common Stock which such holder shall be entitled to receive pursuant to the terms hereof, and (ii) cash in lieu of fractional shares of Angiotech Common Stock in accordance with Section , without interest.

(c)

As of the Effective Time, each share of Cohesion Common Stock held of record immediately prior to the Effective Time by Cohesion, Merger Sub, Angiotech or any Subsidiary (as defined in Section ) of Cohesion or of Angiotech shall be canceled and extinguished without any conversion thereof.

(d)

As of the Effective Time, each share of Common Stock, $0.001 par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of the Surviving Corporation.  Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.001 par value, of the Surviving Corporation.

(e)

Without limiting any other provision of this Agreement, the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Angiotech Common Stock or Cohesion Common Stock), extraordinary dividend or distribution, reorganization, reclassification, recapitalization or other like change with respect to Angiotech Common Stock or Cohesion Common Stock occurring or having a record date or an effective date on or after the date hereof and prior to the Effective Time.

(f)

No fraction of a share of Angiotech Common Stock will be issued by virtue of the Merger.  Instead, each holder of shares of Cohesion Common Stock who would otherwise be entitled to a fraction of a share of Angiotech Common Stock (after aggregating all fractional shares of Angiotech Common Stock to be received by such holder) shall receive from Angiotech an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Angiotech Closing Value.  For the purposes of this Agreement, “Angiotech Closing Value” shall mean the closing price of one share of Angiotech Common Stock on the Nasdaq (as reported in The Wall Street Journal, or if not reported therein, any other authoritative source) on the trading day immediately preceding the Effective Time.

(g)

For the purposes of this Agreement, the “Exchange Multiple” of any quantity means the product obtained from multiplying such quantity by the Exchange Ratio, and the “Exchange Quotient” of any quantity means the quotient obtained from dividing such quantity by the Exchange Ratio.  For purposes of this Agreement, (i) the term “Subsidiary,” when used with respect to any Person, means any corporation, entity or other organization, whether incorporated or unincorporated, of which (A) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, entity or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise) or (B) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company; provided, however, that under no circumstances shall NeuColl, Inc., a corporation organized under the laws of the State of Delaware, be deemed to be a Subsidiary of Cohesion for purposes of this Agreement, other than for the purpose of Section 3.19 of this Agreement for periods prior to March 2000, for which periods and purpose NeuColl, Inc. shall be deemed to be a Subsidiary of Cohesion.  For the purposes of this Agreement, the term “Person” means any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

2.2

Cohesion Options; Cohesion Purchase Plans; Cohesion Warrants

(a)

Not later than thirty (30) days prior to the Effective Time, all outstanding options to purchase shares of Cohesion Common Stock (the “Cohesion Options”), whether or not then fully exercisable or vested, granted under any plan or agreement of Cohesion or a Cohesion Stock Plan (as hereinafter defined), other than purchase rights under the Cohesion Purchase Plan (as hereinafter defined), shall become fully exercisable and vested.  For purposes of this Agreement, “Cohesion Stock Plans” means Cohesion’s 1998 Restated Stock Option Plan, Cohesion’s 1998 Directors’ Stock Option Plan and Cohesion’s 2002 Non-Qualified Stock Option Plan.  At the Effective Time, each then outstanding Cohesion Option shall be assumed by Angiotech in such a manner that it shall be exercisable upon the same terms and conditions as under the Cohesion Stock Plan or other plan or agreement pursuant to which it was granted; provided that (i) each such option thereafter shall be exercisable for a number of shares of Angiotech Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Cohesion Common Stock subject to such option, and (ii) the option price per share of Angiotech Common Stock thereafter shall equal the Exchange Quotient of the option price per share of Cohesion Common Stock subject to such option in effect immediately prior to the Effective Time, rounded up to the nearest whole cent (the “Assumed Cohesion Options”).

(b)

Each outstanding purchase right under the Cohesion 2001 Employee Stock Purchase Plan (the “Cohesion Purchase Plan”) shall be exercised for the purchase of shares of Angiotech Common Stock at the price per share determined pursuant to the Cohesion Purchase Plan on the date immediately prior to the Closing Date, pursuant to Section 19(b) of the Cohesion Purchase Plan (the “Final Offering Period”).  At or prior to the Effective Time, Cohesion shall take all action necessary to provide that, immediately following the Final Offering Period, the Cohesion Purchase Plan shall be terminated and no Person shall have any further right to purchase Angiotech Common Stock under the Cohesion Purchase Plan.

(c)

Each outstanding warrant to purchase Cohesion Common Stock (the “Cohesion Warrants”) shall be assumed by Angiotech in such a manner that it shall be exercisable upon the same terms and conditions as under the agreement pursuant to which it was granted; provided that each such warrant thereafter shall be exercisable for a number of shares of Angiotech Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Cohesion Common Stock subject to such warrant (the “Assumed Cohesion Warrants”).

2.3

Exchange of Stock Certificates

(a)

Prior to the Effective Time, Angiotech shall enter into an agreement with a bank or trust company selected by Angiotech and reasonably acceptable to Cohesion to act as the exchange agent for the Merger (the “Exchange Agent”).

(b)

At or prior to the Effective Time, Angiotech shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the holders of Cohesion Common Stock, for exchange pursuant to this Section :  (i) certificates (or, book entry) evidencing the shares of Angiotech Common Stock issuable pursuant to Section  to be exchanged for outstanding shares of Cohesion Common Stock, and (ii) cash in an aggregate amount sufficient to make the payments in lieu of fractional shares provided for in Section .

(c)

Promptly after the Effective Time, Angiotech shall mail or shall cause to be mailed to each Holder a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Cohesion Certificates shall pass, only upon proper delivery of the Cohesion Certificates to the Exchange Agent) and instructions for surrender of the Cohesion Certificates.  Upon surrender to the Exchange Agent of a Cohesion Certificate, together with such letter of transmittal duly executed, the Holder shall be entitled to receive in exchange therefor:  (i) certificates evidencing that number of shares of Angiotech Common Stock issuable to such Holder in accordance with this ; (ii) any dividends or other distributions that such Holder has the right to receive pursuant to Section ; and (iii) cash in respect of fractional shares as provided in Section , and such Cohesion Certificate so surrendered shall forthwith be canceled.  No certificate representing shares of Angiotech Common Stock will be issued to a Person who is not the registered owner of a surrendered Cohesion Certificate unless (i) the Cohesion Certificate so surrendered has been properly endorsed or otherwise is in proper form for transfer, and (ii) such Person shall either (A) pay any transfer or other tax required by reason of such issuance or (B) establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.  Until surrendered in accordance with the provisions of this Section , from and after the Effective Time, each Cohesion Certificate shall be deemed to represent, for all purposes other than payment of dividends, the right to receive a certificate representing the number of full shares of Angiotech Common Stock as determined in accordance with this  and cash in lieu of fractional shares as provided in Section .  For purposes of this Agreement, “Cohesion Certificate” means a certificate which immediately prior to the Effective Time represented shares of Cohesion Common Stock, and “Holder” means a person who holds one or more Cohesion Certificates as of the Effective Time.

(d)

No dividend or other distribution declared with respect to Angiotech Common Stock with a record date after the Effective Time will be paid to Holders of unsurrendered Cohesion Certificates until such Holders surrender their Cohesion Certificates.  Upon the surrender of such Cohesion Certificates, there shall be paid to such Holders, promptly after such surrender, the amount of dividends or other distributions, excluding interest, declared with a record date after the Effective Time and not paid because of the failure to surrender Cohesion Certificates for exchange.

(e)

Notwithstanding anything to the contrary in this Agreement, neither the Exchange Agent, Angiotech, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Cohesion Common Stock for shares of Angiotech Common Stock or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.4

Lost, Stolen or Destroyed Certificates

In the event that any Cohesion Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in respect of such lost, stolen or destroyed Cohesion Certificates, upon the making of an affidavit of that fact by the holder thereof, the shares of Angiotech Common Stock as may be required pursuant to Section  and cash in lieu of fractional shares, if any, as may be required pursuant to Section  and any dividends or distributions payable pursuant to Section ; provided, however, that Angiotech may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Cohesion Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Angiotech or the Exchange Agent with respect to such Cohesion Certificate alleged to have been lost, stolen or destroyed.

2.5

Tax Consequences

For United States federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Article III

Representations and Warranties of Cohesion

Cohesion makes to Angiotech and Merger Sub the representations and warranties contained in this , in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof (the “Cohesion Disclosure Statement”).  The Cohesion Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this , and the disclosure on any Schedule of the Cohesion Disclosure Statement shall only qualify the corresponding Section of this Article III, unless the disclosure contained in such Section contains such information so as to enable a reasonable person to determine that such disclosure qualifies or otherwise applies to other Sections of this .

3.1

Organization, Etc.

(a)

Cohesion is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or qualification would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.  Cohesion is duly qualified as a foreign Person to do business, and is in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

For the purposes of this Agreement, “Cohesion Material Adverse Effect” means any change, event, or effect that has had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, or financial condition of Cohesion, (ii) the ability of Cohesion to consummate the Merger or any of the transactions contemplated by this Agreement or to perform any of its obligations under this Agreement before the End Date, or (iii) Angiotech’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation under applicable U.S. federal and state law.  Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Cohesion Material Adverse Effect:  (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the medical device industry generally; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger, including, but not limited to, changes or effects which result from the loss of customers or delay, cancellation or cessation of orders for Cohesion’s products.

(b)

Cohesion is not in violation of any provision of its certificate of incorporation or bylaws.

3.2

Authority Relative to This Agreement

Cohesion has full corporate power and authority to (i) execute and deliver this Agreement and (ii) assuming the adoption of this Agreement by a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment or postponement thereof in accordance with the Delaware Law, consummate the Merger and the other transactions contemplated hereby.  The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the vote of Cohesion’s board of directors, and no other corporate proceedings on the part of Cohesion are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment or postponement thereof in accordance with the Delaware Law).  This Agreement has been duly and validly executed and delivered by Cohesion and, assuming due authorization, execution and delivery by Angiotech and Merger Sub, constitutes a valid and binding agreement of Cohesion, enforceable against Cohesion in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3

No Violations, Etc.

(a)

No filing with or notification to, and no permit, authorization, consent or approval of, any court, administrative agency, commission or other governmental or regulatory body, authority or instrumentality (“Government Entity”) or any Person is necessary on the part of Cohesion for the consummation by Cohesion of the Merger and the other transactions contemplated hereby, except (i) for the filing of the Certificate of Merger as required by the Delaware Law, (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (together with the Rules and Regulations promulgated thereunder, the “Exchange Act”), state securities or “blue sky” laws and state takeover laws, (iii) any filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (iv) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not, individually or in the aggregate, have a Cohesion Material Adverse Effect.

(b)

Cohesion does not carry on, in whole or in part, an operating business in Canada and neither the aggregate value of the assets in Canada of Cohesion nor the gross revenues of Cohesion in or from Canada generated from those assets, exceeds CDN $35,000,000.

(c)

Neither the execution and delivery of this Agreement, nor the consummation of the Merger and the other transactions contemplated hereby, nor compliance by Cohesion with all of the provisions hereof and thereof, will, subject to obtaining the approval of this Agreement by the holders of a majority of the outstanding shares of Cohesion Common Stock at the Cohesion Stockholder Meeting or any adjournment thereof in accordance with the Delaware Law, (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Cohesion, (ii) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to Cohesion, or by which any of its properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Cohesion is a party or by which it or its properties or assets may be bound, except in the case of clauses (ii) or (iii) above, for any such conflicts, breaches, violations, defaults or other occurrences that would not individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(d)

Schedule 3.3(d) of the Cohesion Disclosure Statement sets forth all notices, consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby under any of Cohesion’s notes, bonds, mortgages, indentures, deeds of trust, licenses or leases, contracts, agreements or other instruments or obligations, the failure to obtain which would reasonably be expected to have a Cohesion Material Adverse Effect.

3.4

Board Recommendation

Cohesion’s board of directors has, at a meeting of such board duly held on September 26, 2002, (i) approved and adopted this Agreement, (ii) determined that this Agreement is advisable, fair to and in the best interests of Cohesion’s stockholders, (iii) resolved to recommend adoption of this Agreement to Cohesion’s stockholders, (iv) resolved that Cohesion take all action necessary to exempt the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby from the provisions of all applicable state anti-takeover statutes or regulations including, but not limited to, Section 203 of the Delaware Law, and (v) resolved to render the rights issued under the Cohesion Rights Agreement, adopted by Cohesion’s board of directors on April 21, 1999 (the “Rights Agreement”), inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

3.5

Fairness Opinion

Cohesion has received the opinion of U.S. Bancorp Piper Jaffray Inc. dated the date of the approval of this Agreement by Cohesion’s board of directors to the effect that the Exchange Ratio is fair to Cohesion’s stockholders from a financial point of view, and has provided a copy of such opinion to Angiotech.

3.6

Capitalization

(a)

The authorized capital stock of Cohesion consists of 15,000,000 shares of Cohesion Common Stock and 5,000,000 shares of Preferred Stock, $0.001 par value (“Cohesion Preferred Stock”).  As of September 25, 2002, there were (i) 9,479,436 shares of Cohesion Common Stock outstanding (excluding treasury shares), (ii) no shares of Cohesion Preferred Stock outstanding, and (iii) 515,100 treasury shares.

(b)

Except for the Cohesion Options, purchase rights under the Cohesion Purchase Plans, the rights issued under the Cohesion Rights Agreement and the Cohesion Warrants identified in Schedule 3.6(b) of the Cohesion Disclosure Statement, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Cohesion to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Cohesion, or obligating Cohesion to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment.  To the knowledge of Cohesion, except for the Cohesion Voting Agreements, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of Cohesion.  For purposes of this Agreement, “to the knowledge of Cohesion,” or words of similar import, shall mean the actual knowledge of the persons set forth on Schedule 3.6(b) of the Cohesion Disclosure Statement.

(c)

True and complete copies of the Cohesion Stock Plans, the Cohesion Purchase Plans, the Rights Agreement, the Common Stock Purchase Agreement dated July 24, 2002 (the “Common Stock Purchase Agreement”) and of the forms of all agreements and instruments relating to or issued under each thereof, have been made available to Angiotech.  Except as required by this Agreement, such agreements, instruments, and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

(d)

Schedule 3.6(d) of the Cohesion Disclosure Statement sets forth the following information with respect to each Cohesion Option: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule.  Each Cohesion Option was granted in accordance with the terms of the Cohesion Stock Plan applicable thereto.

3.7

SEC Filings

Cohesion has filed with the United States Securities and Exchange Commission (the “SEC”) all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed since January 1, 2001 are referred to herein as the “Cohesion SEC Reports”).  All of the Cohesion SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act, as the case may be.  Accurate and complete copies of the Cohesion SEC Reports have been made available to Angiotech.  As of their respective dates, the Cohesion SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8

Financial Statements

Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Cohesion SEC Reports (the “Cohesion Financial Statements”), (x) was prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (y) fairly presented the consolidated financial position of Cohesion as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Cohesion, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.  The balance sheet of Cohesion contained in Cohesion’s Form 10-Q for the quarter ended June 30, 2002 (the “Reference Date”) is hereinafter referred to as the “Cohesion Balance Sheet.”

3.9

Absence of Undisclosed Liabilities

Cohesion does not have any liabilities (absolute, accrued, contingent or otherwise) other than liabilities or obligations: (i) included in the Cohesion Balance Sheet and the related notes to the financial statements; (ii) reflected in the Cohesion SEC Reports through the date of the filing of Cohesion’s Quarterly Report on Form 10-Q in respect of the quarter ended June 30, 2002; (iii) incurred since the Reference Date in the ordinary course of business and consistent with past practice; (iv) incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet; (v) under the Common Stock Purchase Agreement and the transactions contemplated thereby; (vi) under the Waiver Agreement, dated as of August 30, 2002 (the “Waiver Agreement”), by and among Cohesion and the investors listed on the signature pages thereto; (vii) which do not have, individually or in the aggregate, a Cohesion Material Adverse Effect; and (viii) under this Agreement.

3.10

Absence of Changes or Events

Except as described in the Cohesion SEC Reports or as contemplated by this Agreement, the Common Stock Purchase Agreement or the Waiver Agreement, since the Reference Date, no Cohesion Material Adverse Effect has occurred and, in addition, Cohesion has not, directly or indirectly:

(a)

purchased, otherwise acquired, or agreed to purchase or otherwise acquire any shares of capital stock of Cohesion, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock (other than dividends or other distributions payable solely to Cohesion or repurchases of unvested shares from employees in connection with the termination of employment (for any reason) in accordance with agreements outstanding or policies existing on the date hereof, or entered into thereafter in the ordinary course of business and consistent with past practice);

(b)

(i) created or incurred any indebtedness for borrowed money exceeding US $100,000 in the aggregate, or (ii) except as set forth in Section 3.10(b) of the Cohesion Disclosure Statement, assumed, guaranteed, endorsed or otherwise, as an accommodation, become responsible for the obligations of any other Person, made any loans or advances to any other Person exceeding US $100,000 in the aggregate, except for travel advances and other advances made to employees in the ordinary course of business and consistent with past practice;

(c)

instituted any change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC and disclosed in the notes to the Cohesion Financial Statements;

(d)

revalued any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess of amounts previously reserved as reflected in the Cohesion Balance Sheet;

(e)

suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually or in the aggregate exceed US $100,000;

(f)

(i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice or pursuant to written agreements outstanding on the date hereof, of a non-officer employee; (ii) granted any severance or termination pay to any person; (iii) entered into any oral or written employment, consulting, indemnification or severance agreement with any person other than agreements involving amounts in each case not in excess of US $100,000; (iv) other than as required by law or the specific terms of the Employee Benefit Plans, as defined in Section  hereof, adopted, become obligated under, or amended any employee benefit plan, program or arrangement; or (v) repriced any Cohesion Options granted under the Cohesion Stock Plans;

(g)

sold, transferred, leased to a third party, licensed to a third party, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber or otherwise dispose of, any material portion of any material property (including intangibles, real, personal or mixed);

(h)

except as required by this Agreement, adopted any amendment to the certificate of incorporation or bylaws of Cohesion;

(i)

effected any split, combination or reclassification of any capital stock of Cohesion;

(j)

been party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

(k)

made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Cohesion in such calendar month, resulted in such capital expenditures exceeding US $100,000 in the aggregate;

(l)

paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liquidated claims, liabilities or obligations when due and the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any material amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

(m)

entered into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(n)

waived, released, assigned, settled or compromised any material claim or litigation, or commenced a lawsuit other than in the ordinary course of business for the routine collection of bills;

(o)

except as required by a Government Entity, or as set forth in Schedule 3.10(o) of the Cohesion Disclosure Statement made any material amendment to any 510(k) Notification or Pre-Market Approval already submitted to the FDA or to their foreign equivalents;

(p)

delayed, suspended, terminated or otherwise discontinued any planned or ongoing material research and development activities, programs, clinical trials or other such activities; or

(q)

entered into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorized, recommended, proposed or announced an intention to do any of the foregoing other than as expressly contemplated by this Agreement.

3.11

Subsidiaries

Cohesion has no Subsidiaries and has had no Subsidiaries since August 18, 1998.

3.12

NeuColl, Inc.

Cohesion is directly or indirectly the record and beneficial owner of 150,000 shares of common stock, 2,400,000 shares of Series A Preferred Stock and a warrant to purchase 3,000,000 shares of common stock of NeuColl, Inc.  In addition, Cohesion holds a convertible note of NeuColl, Inc. which is convertible into shares of common stock of NeuColl, Inc.; provided, that if such note is converted, the number of shares of common stock for which the warrant described in the previous sentence is exercisable shall be automatically reduced by the number of shares of common stock issued on such conversion.  Except as set forth in Schedule 3.12 of the Cohesion Disclosure Statement, no director, officer or employee of Cohesion serves as a director, consultant, officer or employee of NeuColl, Inc.  As of the date hereof, Cohesion is not a party to any arrangement, agreement or instrument which may require Cohesion to indemnify any person, assume any liability or make any payments to or on behalf of NeuColl, Inc.

3.13

Litigation

(a)

There is no private or governmental claim, action, suit (whether in law or in equity), investigation or proceeding of any nature (“Action”) pending or, to the knowledge of Cohesion, threatened against Cohesion, or its officers and directors (in their capacities as such), or involving any of its assets, before any court, governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect.  There is no Action pending or, to the knowledge of Cohesion, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

(b)

There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority or body, or arbitration tribunal in a proceeding to which Cohesion or any of its assets is or was a party or by which Cohesion or any of its assets is bound.

3.14

Insurance

Schedule 3.14 of the Cohesion Disclosure Statement sets forth all insurance policies (including without limitation workers’ compensation insurance policies) covering the business, properties or assets of Cohesion, the premiums and coverage of such policies, and all claims in excess of US $100,000 made against any such policies since January 1, 2001.  All such policies are in effect, and true and complete copies of all such policies have been made available to Angiotech.  Cohesion has not received notice of the cancellation or threat of cancellation of any of such policy.

3.15

Contracts and Commitments

(a)

Except as filed as an exhibit to the Cohesion SEC Reports, Cohesion is not a party to or bound by any material oral or written contract, obligation or commitment in any of the following categories:

(i)

agreements or arrangements that contain severance pay, understandings with respect to tax arrangements, understandings with respect to expatriate benefits, or post-employment liabilities or obligations;

(ii)

agreements or plans under which benefits will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement, or under which the value of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii)

agreements, contracts or commitments currently in force relating to the disposition or acquisition of assets other than in the ordinary course of business, or relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iv)

agreements, contracts or commitments for the purchase of materials, supplies or equipment which provide for purchase prices substantially greater than those presently prevailing for such materials, supplies or equipment, or which are with sole or single source suppliers;

(v)

guarantees or other agreements, contracts or commitments under which Cohesion is absolutely or contingently liable for (A) the performance of any other person, firm or corporation (other than Cohesion), or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than Cohesion);

(vi)

powers of attorney authorizing the incurrence of a material obligation on the part of Cohesion;

(vii)

agreements, contracts or commitments which limit or restrict (A) where Cohesion may conduct business, (B) the type or lines of business (current or future) in which they may engage, or (C) any acquisition of assets or stock (tangible or intangible) by Cohesion;

(viii)

agreements, contracts or commitments containing any agreement with respect to a change of control of Cohesion;

(ix)

agreements, contracts or commitments for the borrowing or lending of money, or the availability of credit (except credit extended by Cohesion to customers in the ordinary course of business and consistent with past practice or as otherwise contemplated by this Agreement);

(x)

any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xi)

any joint marketing or joint development agreement, or any license or distribution agreement relating to any product of Cohesion entered into other than in the ordinary course of business; or

(xii)

any agreement not otherwise set forth on Schedule 3.15 and Schedule 3.18 of the Cohesion Disclosure Statement that expressly obligates Cohesion to indemnify any other Person, including but not limited to any employee or consultant of Cohesion, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business.

(b)

Neither Cohesion nor to the knowledge of Cohesion, any other party to a Cohesion Contract (as hereinafter defined), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, nor does there exist any condition under which, with the passage of time or the giving of notice or both, could reasonably be expected to cause such a breach, violation or default under, any material agreement, contract or commitment to which Cohesion is a party or by which it or any of its properties or assets may be bound (any such agreement, contract or commitment, a “Cohesion Contract”), other than any breaches, violations or defaults which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect.

(c)

Each Cohesion Contract is a valid, binding and enforceable obligation of Cohesion and to the knowledge of Cohesion, of the other party or parties thereto, in accordance with its terms, and in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect would not reasonably be expected to have a Cohesion Material Adverse Effect and to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights governing or by general principles of equity or by competition laws.

(d)

An accurate and complete copy of each material Cohesion Contract and any amendment thereto has been made available to Angiotech.

3.16

Labor Matters; Employment and Labor Contracts

(a)

Cohesion is neither a party to any union contract or other collective bargaining agreement, nor to the knowledge of Cohesion are there any activities or proceedings of any labor union to organize any of its employees.  Cohesion is in compliance with all applicable (i) laws, regulations and agreements respecting employment and employment practices, (ii) terms and conditions of employment and (iii) occupational health and safety requirements, except for those failures to comply which, individually or in the aggregate, would not reasonably be expected to have a Cohesion Material Adverse Effect.

(b)

There is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened) against Cohesion.  No petition for certification has been filed and is pending before the National Labor Relations Board with respect to any employees of Cohesion who are not currently organized.  Cohesion has no obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not reasonably be expected to have, individually or in the aggregate, a Cohesion Material Adverse Effect.  There are no controversies pending or, to the knowledge of Cohesion, threatened, between Cohesion and any of its employees, which controversies would reasonably be expected to have, individually or in the aggregate, a Cohesion Material Adverse Effect.

3.17

Compliance with Laws

(a)

Cohesion has not violated or failed to comply with any statute, law, ordinance, rule or regulation (including without limitation relating to the export or import of goods or technology) of any foreign, federal, state or local government or any other governmental department or agency, except where any such violations or failures to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(b)

Except as would not, individually or in the aggregate, have a Cohesion Material Adverse Effect, Cohesion is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Entity, including, without limitation, the United States Food and Drug Administration (the “FDA”), the United States Drug Enforcement Agency (“DEA”) and similar authorities in the U.S. and non-U.S. jurisdictions necessary for Cohesion to own, lease and operate its properties or to develop, produce, store, distribute, promote and sell its products or otherwise to carry on its business as it is now being conducted (the “Cohesion Permits”), and, as of the date of this Agreement, no suspension or cancellation of any of the Cohesion Permits is pending or, to the knowledge of Cohesion, threatened, except where the failure to have, or the suspension or cancellation of, any of the Cohesion Permits would not, individually or in the aggregate, have a Cohesion Material Adverse Effect.  Except for conflicts, defaults or violations which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect, Cohesion is not in conflict with, or in default of, (i) any law applicable to Cohesion or by which any property, asset or product of Cohesion is bound or affected, including, without limitation, the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Comprehensive Drug Abuse Prevention and Control Act of 1970 (the “CDAPCA”), the Controlled Substances Act (the “CSA”) and any other similar act or law or (ii) any Cohesion Permits.

(c)

Except as would not, individually or in the aggregate, have a Cohesion Material Adverse Effect:

(i)

all manufacturing operations of Cohesion are being conducted in substantial compliance with applicable good manufacturing practices;

(ii)

all necessary clearances or approvals from governmental agencies for all device products which are manufactured or sold by Cohesion have been obtained, and Cohesion is in substantial compliance with the most current form of each applicable clearance or approval with respect to the development, production, storage, distribution, promotion and sale by Cohesion of such products;

(iii)

all of the clinical studies which have been, or are being conducted by or for Cohesion, are being conducted in substantial compliance with generally accepted good clinical practices and all applicable government regulatory, statutory and other requirements;

(iv)

to the knowledge of Cohesion, none of its respective officers, employees or agents (during the term of such person’s employment by Cohesion or while acting as an agent of Cohesion) has made any untrue statement of a material fact or fraudulent statement to the FDA or any governmental agency (including, without limitation, non-U.S. regulatory agencies), failed to disclose a material fact required to be disclosed to the FDA or similar governmental agency (including, without limitation, non-U.S. regulatory agencies), or to the knowledge of Cohesion, committed an act, made a statement or failed to make a statement that could reasonably be expected to provide a basis for the FDA or similar governmental agency (including, without limitation, non-U.S. regulatory agencies) to invoke its Application Integrity Policy or similar governmental policy or regulation (including, without limitation, non-U.S. policies or regulations), rule, regulation or law;

(v)

to the knowledge of Cohesion, Cohesion has not received any written notice that the FDA or any similar governmental agency (including, without limitation, non-U.S. regulatory agencies) has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any product of Cohesion, or commenced, or overtly threatened to initiate, any action to enjoin production at any facility of Cohesion;

(vi)

to the knowledge of Cohesion, as to each article of drug, device or cosmetic manufactured and/or distributed by Cohesion, such article is not adulterated or misbranded within the meaning of the FDCA or any similar governmental act or law of any jurisdiction (including, without limitation, non-U.S. jurisdictions); and

(vii)

To the knowledge of Cohesion, none of its respective officers, employees or agents (during the term of such person’s employment by Cohesion or while acting as an agent of Cohesion), subsidiaries or affiliates has been convicted of any crime or engaged in any conduct for which debarment or similar punishment is mandated or permitted by any applicable law.

(d)

As to each product subject to the jurisdiction of the FDA under the FDCA which is developed, manufactured, tested, distributed, held and/or marketed by Cohesion, to the knowledge of Cohesion such product is being developed, manufactured, held and distributed in substantial compliance with all applicable requirements under the FDCA, if applicable, including, but not limited to, such requirements relating to investigational use, pre-market clearance, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, except for such non-compliance which, individually or in the aggregate, would not have a Cohesion Material Adverse Effect.

(e)

To the knowledge of Cohesion, Cohesion has, prior to the execution of this Agreement, provided to Angiotech copies of or made available for Angiotech’s review any and all documents in its possession material to assessing Cohesion’s compliance with the FDCA or the CDAPCA and implementing regulations, including, but not limited to, copies in its possession of (i) all 483s issued during the last three years; (ii) all audit reports performed during the last three years, whether performed by Cohesion or an outside consultant; (iii) any material document (prepared by Cohesion) concerning any material oral or written communication received from the FDA, the DEA or the United States Department of Justice during the last three years; (iv) any administrative or judicial order, ruling or agreement issued or entered into during the last three years in which Cohesion or its respective predecessor companies were a named party; or (v) any recall notice or order relating to any product of Cohesion.

(f)

Schedule 3.17(f) of the Cohesion Disclosure Statement sets forth a complete and accurate list of (i) medical devices made by Cohesion with the FDA or similar U.S. or non-U.S. governmental agency, (ii) each clinical trial protocol submitted by Cohesion to the FDA or similar U.S. or non-U.S. governmental agency, (iii) each new Pre-Market Approval or 510(k) Notification and any amendments or supplements thereto filed by Cohesion pursuant to the FDCA, or any non-US. equivalents, (iv) each product license application filed by Cohesion pursuant to the Public Health Service Act, as amended, or any non-U.S. equivalents and (v) each establishment license application filed with respect to any product of Cohesion under the Public Health Service Act, as amended, or any non-U.S. equivalents.

3.18

Intellectual Property Rights

(a)

Cohesion owns or has the right to use all intellectual property material used to and used in the conduct of its businesses (such intellectual property and the rights thereto are collectively referred to herein as the “Cohesion IP Rights”).  No royalties or other payments are payable to any Person with respect to commercialization of any products presently sold or under development by Cohesion.

(b)

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any material Cohesion IP Rights, and will not (i) cause the modification of any terms of any licenses or agreements relating to any material Cohesion IP Rights including, but not limited to, the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (ii) cause the forfeiture or termination of any material Cohesion IP Rights, (iii) give rise to a right of forfeiture or termination of any material Cohesion IP Rights or (iv) materially impair the right of Cohesion, the Surviving Corporation or Angiotech to use, sell or license any material Cohesion IP Rights or portion thereof.

(c)

The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Cohesion does not (i) violate in any material respect any license or agreement between Cohesion and any third party or (ii)  to the knowledge of Cohesion, infringe in any material respect any patents or other intellectual property rights of any other party; and, to the knowledge of Cohesion, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Cohesion IP Rights, or asserting that any Cohesion IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any products of Cohesion, conflicts or will conflict with the rights of any other party.

(d)

Cohesion has made available to Angiotech a worldwide list of all patents, trade names, trademarks and service marks, and applications for any of the foregoing owned or possessed by Cohesion and true and complete copies of such materials have been made available to Angiotech.

(e)

Cohesion has made available to Angiotech a true and complete copy of its standard form of employee confidentiality agreement and taken commercially reasonably necessary steps to ensure that all employees have executed such an agreement.  To the knowledge of Cohesion, all consultants or third parties with access to proprietary information of Cohesion have executed appropriate agreements or are otherwise under obligations not to disclose confidential Cohesion IP Rights.

(f)

Cohesion is neither aware nor does it have reason to believe that any of its employees or consultants is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Cohesion or that would conflict with the business of Cohesion as presently conducted or proposed to be conducted.  Cohesion has not entered into any agreement to indemnify any other person, including but not limited to any employee or consultant of Cohesion, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, license agreements, distribution agreements or other agreements arising in the ordinary course of business.  To the knowledge of Cohesion, all current and former employees and consultants of Cohesion having had a material role in developing Cohesion’s medical devices have signed valid and enforceable written assignments to Cohesion of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Cohesion, and Cohesion possesses signed copies of all such written assignments by such employees and consultants.

3.19

Taxes

(a)

For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.  For purposes of this Agreement, “Tax Return” or “Tax Returns” refers to all federal, state and local and foreign returns, estimates, information statements and reports relating to Taxes.

(b)

Cohesion and each of its Subsidiaries have filed all material Tax Returns required to be filed by them, and have paid (or Cohesion has paid on behalf of each of its Subsidiaries) all Taxes due and payable as shown on such Tax Returns.  True and correct copies of all Tax Returns filed by Cohesion and its Subsidiaries for the period beginning August 18, 1998 through the Closing have been provided or made available to Angiotech.  The most recent financial statements contained in the Cohesion SEC Reports reflect an adequate reserve (which reserves were established in accordance with GAAP) for the payment of all Taxes of Cohesion and its Subsidiaries, accrued through the date of such financial statements.  To the actual knowledge of Sharon S. Kokubun, Cohesion’s Vice President, Finance and Controller, no deficiencies for any Taxes have been proposed, asserted or assessed in writing against Cohesion or any of its Subsidiaries.  Any such deficiencies proposed, asserted or assessed that are listed in the Cohesion Disclosure Statement are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(c)

None of Cohesion and its Subsidiaries have filed any consent agreement under Section 341(f) of the Code.

(d)

None of Cohesion and its Subsidiaries have (i) received any notice in writing that it is being audited by any taxing authority; (ii) granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii)  granted to any person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iv)  received a written inquiry regarding the filing of Tax Returns from a jurisdiction where it is not presently filing Tax Returns; or (v) availed itself of any Tax amnesty or similar relief in any taxing jurisdiction.

(e)

Cohesion is not responsible for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or any analogous provision of foreign, state or local law, or under any contract, agreement or arrangement, other than for Taxes of its Subsidiary under Treasury Regulation Section 1.1502-6.

(f)

There is no lien for Taxes on any of the assets of Cohesion, except for liens for Taxes not yet due and payable.

3.20

Employee Benefit Plans; ERISA

(a)

Schedule 3.20 of the Cohesion Disclosure Statement sets forth a complete list of each “employee pension benefit plan” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (“Pension Plans”), “welfare benefit plan” as defined in Section 3(1) of ERISA (“Welfare Plans”), or stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, holiday, or vacation plan, or any other employee benefit plan, program, policy or arrangement covering employees (or former employees) employed in the United States that either is maintained or contributed to by Cohesion or any of its ERISA Affiliates (as hereinafter defined) or to which Cohesion or any of its ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Employee Benefit Plans”) with respect to employees or former employees of Cohesion or any of its ERISA Affiliates.  For purposes of this Agreement, “ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including without limitation Cohesion.

(b)

Cohesion and each of the Pension Plans and Welfare Plans, are in compliance with the applicable provisions of ERISA, the Code and other applicable laws, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(c)

All contributions to, and payments from, the Pension Plans which are required to have been made in accordance with the Pension Plans have been timely made, except where the failure to make such contributions or payments on a timely basis would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(d)

To the knowledge of Cohesion, all of Cohesion’s Pension Plans intended to qualify under Section 401 of the Code so qualify and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)

To the knowledge of Cohesion, there are no (i) investigations pending by any governmental entity involving the Pension Plans or Welfare Plans, nor (ii) pending or threatened claims (other than routine claims for benefits), suits or proceedings against any Pension Benefit or Welfare Plan, against the assets of any of the trusts under any Pension Benefit or Welfare Plan or against any fiduciary of any Pension Benefit or Welfare Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any Pension Benefit Plan or against the assets of any trust under such plan, except for those which would not, individually or in the aggregate, give rise to any liability which would reasonably be expected to have a Cohesion Material Adverse Effect.  To the knowledge of Cohesion, there are no facts which would give rise to any liability under this Section  except for those which would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

(f)

None of Cohesion, any employee of Cohesion, or to the knowledge of Cohesion any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans, has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) other than such transactions that would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(g)

Neither Cohesion nor any of its ERISA Affiliates currently maintain or contribute to any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(h)

Neither Cohesion nor any of its ERISA Affiliates has incurred any material liability under Title IV of ERISA that has not been satisfied in full.

(i)

Neither Cohesion nor any of its ERISA Affiliates has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multi-employer plan, within the meaning of Section 3(37) of ERISA, covering employees (or former employees) employed in the United States.

(j)

With respect to each of the Employee Benefit Plans, true, correct and complete copies of the following documents have been made available to Angiotech: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other material communications to participants relating to the Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable, and (iv) the most recent United States Internal Revenue Service (“IRS”) determination letter, if applicable.

(k)

None of the Welfare Plans maintained by Cohesion provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary.  Cohesion has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Cohesion Material Adverse Effect.

(l)

No liability under any Pension Benefit Plan or Welfare Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Cohesion has received notice that such insurance company is in rehabilitation or a comparable proceeding.

(m)

Except as provided in the Employee Benefit Plans, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable to or in respect of any employee of Cohesion.

(n)

Except as set forth in Schedule 3.20(n) of the Cohesion Disclosure Statement, Cohesion has not adopted and does not maintain or contribute to any Foreign Plan.  For purposes hereof, the term “Foreign Plan” shall mean any plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Cohesion with respect to employees (or former employees) employed outside the United States to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction.

3.21

Environmental Matters

(a)

For purposes of this Agreement:

(i)

“Contractor” shall mean any person or entity, including but not limited to partners, licensors, and licensees, with which Cohesion or Angiotech, as the case may be, formerly or presently has any agreement or arrangement (whether oral or written) under which such person or entity has or had physical possession of, and was or is obligated to develop, test, process, manufacture or produce any product or substance on behalf of Cohesion or Angiotech, as the case may be.

(ii)

“Environment” shall mean any land including, without limitation, surface land and sub-surface strata, seabed or river bed and any water (including, without limitation, coastal and inland waters, surface waters and ground waters and water in drains and sewers) and air (including, without limitation, air within buildings) and other natural or manmade structures above or below ground.

(iii)

“Environmental Law” means any law or regulation, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, in each case relating to the Environment or harm to or the protection of human health or animals or plants, including, without limitation, laws relating to public and workers health and safety, emissions, discharges or releases of chemicals or any other pollutants or contaminants or industrial, radioactive, dangerous, toxic or hazardous substances or wastes (whether in solid or liquid form or in the form of a gas or vapor and including noise and genetically modified organisms) into the Environment or otherwise relating to the manufacture processing use, treatment, storage, distribution, disposal transport or handling of substances or wastes.  Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Resource Conservation and Recovery Act 42 USC, 6901 et seq., the Hazardous Materials Transportation Act 49 USC, 6901 et seq., the Clean Water Act 33, 1251 et seq., the Toxic Substances Control Act 15 USC, 2601 et seq., the Clean Air Act 42 USC, 7401 et seq., the Safe Drinking Water Act 42 USC, 300f et seq., the Atomic Energy Act 42 USC, 2201 et seq., the Federal Food Drug and Cosmetic Act 21 USC, 136 et seq., and the Federal Food Drug and Cosmetic Act 21 USC, 301 et seq., or equivalent statutes in countries other than the United States.

(iv)

“Environmental Permit” shall mean any permit, license, consent, approval, certificate, qualification, specification, registration and other authorization, and the filing of all notifications, reports and assessments, required by any federal, state, local or foreign government or regulatory entity pursuant to any Environmental Law.

(v)

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous, toxic, medical, biohazardous, infectious or dangerous waste, substance, gas, constituent or material, defined or regulated as such in, or for purposes of, any Environmental Law, including, without limitation, any asbestos, any petroleum, oil (including crude oil or any fraction thereof), any radioactive substance, any polychlorinated biphenyls, any toxin, chemical, virus, infectious disease or disease causing agent, and any other substance that can give rise to liability under any Environmental Law.

(b)

Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have a Cohesion Material Adverse Effect:

(i)

To the knowledge of Cohesion, Cohesion possesses all Environmental Permits required under applicable Environmental Laws to conduct its current business and to use and occupy the Cohesion Real Property (as hereinafter defined) for its current business.  All Environmental Permits are in full force and effect and Cohesion is, and to the knowledge of Cohesion, have at all times been, in material compliance with the terms and conditions of such Environmental Permits.

(ii)

There are no facts or circumstances indicating that any Environmental Permits possessed by Cohesion would or might be revoked, suspended, canceled or not renewed, and all appropriate necessary action in connection with the renewal or extension of any Environmental Permits possessed by Cohesion relating to the current business and the Cohesion Real Property (as hereinafter defined) has been taken.

(iii)

The execution and delivery of this Agreement and the consummation by Cohesion of the Merger and other transactions contemplated hereby and the exercise by Angiotech and the Surviving Corporation of rights to own and operate the business of Cohesion and use and occupy the Real Property (as hereinafter defined) and carry on its business substantially as presently conducted will not affect the validity or require the transfer of any Environmental Permits held by Cohesion and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(iv)

Real property now or previously owned, leased or occupied by Cohesion (the “Cohesion Real Property”) is, to the knowledge of Cohesion, in compliance with, and within the period of all applicable statutes of limitation, has materially complied with all applicable Environmental Laws and has not received notice of any unresolved liability under any Environmental Law; and neither Cohesion, nor to the knowledge of Cohesion, is any portion of the Real Property in violation of any Environmental Law.

(v)

Cohesion has not received written notice of any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding or request for information pending or any liability (whether actual or contingent) directed to Cohesion, under any Environmental Law, to make good, repair, reinstate or clean up any of the Cohesion Real Property or any real property previously owned, leased, occupied or used by Cohesion.  To the knowledge of Cohesion, there is no act, omission, event or circumstance giving rise or likely to give rise in the future to any such action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding, or request or any such liability or other liabilities (A) against Cohesion, or (B) against any person or entity, including but not limited to any Contractor, in connection with which liability could reasonably be imputed or attributed by law or contract to Cohesion.

(vi)

There has not been any disposal, spill, discharge, or release of any Hazardous Material generated, used, owned, stored, or controlled by Cohesion or its predecessors in interest, on, at, or under any property presently or formerly owned, leased, or operated by Cohesion, any predecessor in interest, or any Contractor, during the time of Cohesion or predecessors owned, leased or operated such property and there are no Hazardous Materials located in, at, on, or under, or in the vicinity of, any such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial, or corrective action by Cohesion or that would reasonably likely result in liability of, or costs in excess of, US $100,000, individually or in the aggregate, to Cohesion under any Environmental Law.

(vii)

(A) Other than cleaning and office supplies normally used in the operation of an office, Hazardous Materials have not been generated, used, treated, handled or stored on, or transported to or from, or released on any Cohesion Real Property or, any property adjoining any Cohesion Real Property by Cohesion in material violation of any Environmental Law; (B) Cohesion has disposed of all wastes, including those wastes containing Hazardous Materials, in compliance with all applicable Environmental Law and Environmental Permits; and (C) to the knowledge of Cohesion, Cohesion has not transported or arranged for the transportation of any Hazardous materials to any location that is listed or proposed for listing on the National Priorities List under CERCLA or on the Comprehensive Environmental Response, Compensation and Liability Act Information System (“CERCLIS”) or any analogous state or country list or which is the subject of any environmental claim.

(viii)

There has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area containing Hazardous Materials located on any Cohesion Real Property owned, leased or operated by Cohesion or its predecessors in interest during the period of such ownership, lease or operation, and no asbestos or polychlorinated biphenyls have been used or disposed of, or have been located at, on, or under any such facility or property during the period of such ownership lease or operation;

(ix)

Cohesion has taken all actions necessary under applicable requirements of Environmental Law to register any products or materials required to be registered by Cohesion (or any of its agents) thereunder.

(c)

After a reasonable investigation made by Cohesion, Cohesion has made available to Angiotech all material, non-privileged records and files requested in writing by Angiotech, including, but not limited to, all assessments, reports, studies, audits, analyses, tests and data in possession of Cohesion concerning the existence of Hazardous Materials at facilities or properties currently or formerly owned, operated, or leased by Cohesion or a former Subsidiary or a predecessor in interest, or concerning compliance by Cohesion with, or liability under, any Environmental Law.

3.22

Affiliates

Cohesion has delivered to Angiotech in accordance with Section  a list identifying all Persons, who to the knowledge of Cohesion, may be deemed to be “affiliates” of Cohesion for purposes of Rule 145 under the Securities Act (“Affiliates”).

3.23

Finders or Brokers

Except for U.S. Bancorp Piper Jaffray Inc., and pursuant to the provisions of the Waiver Agreement, in each case which fees have been disclosed to Angiotech, Cohesion has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger.

3.24

Registration Statement; Proxy Statement/Prospectus

The information supplied by Cohesion expressly for the purpose of including the information or incorporating the information by reference in the Registration Statement on Form F-4 registering the Angiotech Common Stock to be issued in connection with the Merger (the “Registration Statement”) as it relates to Cohesion, at the time the Registration Statement is declared effective by the SEC, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied by Cohesion expressly for the purpose of including the information in the proxy statement/prospectus to be sent to Cohesion’s stockholders in connection with the Cohesion Stockholder Meeting (such proxy statement/prospectus, as amended and supplemented is referred to herein as the “Proxy Statement/Prospectus”), at the date the Proxy Statement/Prospectus is first mailed to stockholders, at the time of the Cohesion Stockholder Meeting and at the Effective Time shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If at any time prior to the Effective Time any event with respect to Cohesion shall occur which is required to be described in the Proxy Statement/Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Cohesion’s stockholders. Notwithstanding the foregoing, Cohesion makes no representation or warranty with respect to any information supplied by Angiotech or Merger Sub which is contained in the Registration Statement or Proxy Statement/Prospectus.

3.25

Property; Equipment; Leasehold

All material items of equipment and other tangible assets owned by or leased to Cohesion are adequate for the use to which they are being put, are in safe condition and good repair and are adequate for the conduct of the business of Cohesion in the manner in which such business is currently being conducted.  Except as set forth on Schedule 3.25 of the Cohesion Disclosure Statement, Cohesion does not own any real property or any interest in real property.  Schedule 3.25 of the Cohesion Disclosure Statement contains an accurate and complete list of all of Cohesion’s real property leases and any and all amendments thereto.

3.26

Amendment to Rights Agreement

As of the date hereof, Cohesion has taken all action necessary to (i) amend the Rights Agreement to provide that neither Angiotech nor Merger Sub nor any of their respective affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Rights Agreement), that neither a Distribution Date nor Shares Acquisition Date (as each such term is defined in the Rights Agreement) shall be deemed to occur and the rights issued under the Rights Agreement will not separate from Cohesion Common Stock, in each case as a result of the execution, delivery or performance of this Agreement, the Cohesion Voting Agreements or the public announcement or consummation of the Merger, or the other transactions contemplated by this Agreement or the Cohesion Voting Agreements and (ii) amend the Rights Agreement to provide for the expiration of the rights issued under the Rights Agreement as of the Effective Time.

Article IV

Representations and Warranties of Angiotech and Merger Sub

Angiotech and Merger Sub make to Cohesion the representations and warranties contained in this , in each case subject to the exceptions set forth in the disclosure statement, dated as of the date hereof (the “Angiotech Disclosure Statement”).  The Angiotech Disclosure Statement shall be arranged in schedules corresponding to the numbered and lettered Sections of this , and the disclosure on any Schedule of the Angiotech Disclosure Statement shall only qualify the corresponding Section of this , unless the disclosure contained in such Section contains such information so as to enable a reasonable person to determine that such disclosure qualifies or otherwise applies to other Sections of this .

4.1

Organization, Etc.

(a)

Each of Angiotech, its Subsidiaries set forth on Section 4.1(a) of the Angiotech Disclosure Statement (the “Angiotech Subsidiaries”) and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  Angiotech and each Angiotech Subsidiary are duly qualified as a foreign Person to do business, and are each in good standing, in each jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually and in the aggregate, have an Angiotech Material Adverse Effect.

For the purposes of this Agreement, “Angiotech Material Adverse Effect” means any change, event, or effect that has had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, or financial condition of Angiotech and its Subsidiaries, taken as a whole, or (ii) the ability of Angiotech to consummate the Merger or any of the transactions contemplated by the Agreement or to perform any of its obligations under the Agreement before the End Date.  Notwithstanding the foregoing, with respect to item (i) above, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Angiotech Material Adverse Effect:  (A) any adverse change, event or effect arising from or relating to general business or economic conditions; (B) any adverse change, event or effect relating to or affecting the medical device industry generally; and (C) any adverse change, event or effect arising from or relating to the announcement or pendency of the Merger, including, but not limited to, changes or effects which result from the loss of customers or delay, cancellation or cessation of orders for Angiotech’s products.

(b)

Neither Angiotech, the Angiotech Subsidiaries nor Merger Sub is in violation of any provision of its certificate of incorporation, bylaws or other charter documents.

4.2

Authority Relative to This Agreement

Each of Angiotech and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby.  The execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Angiotech and Merger Sub and no other corporate proceedings on the part of either Angiotech or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Angiotech and Merger Sub and, assuming due authorization, execution and delivery by Cohesion, constitutes a valid and binding agreement of each of Angiotech and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.  No approval of the stockholders of Angiotech is required under applicable law, Angiotech’s certificate of incorporation and bylaws, the rules of Nasdaq and the Toronto Stock Exchange and any other applicable legal requirement in connection with the execution and delivery of this Agreement by Angiotech and Merger Sub, the performance of their respective obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby.

4.3

No Violations, Etc

No filing with or notification to, and no permit, authorization, consent or approval of, any Government Entity or any Person is necessary on the part of either Angiotech or Merger Sub for the consummation by Angiotech or Merger Sub of the Merger or the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as required by the Delaware Law, (ii) the filing with the SEC and the effectiveness of the Registration Statement, (iii) the applicable requirements of the Exchange Act, state securities or “blue sky” laws, state takeover laws and the listing requirements of the Nasdaq, (iv) any filings required under and in compliance with the HSR Act, and (v) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not prevent or materially delay the Merger, or otherwise prevent or materially delay Angiotech or Merger Sub from performing their obligations under this Agreement or, individually or in the aggregate, have an Angiotech Material Adverse Effect.  Neither the execution and delivery of this Agreement, nor the consummation of the Merger or the other transactions contemplated hereby, nor compliance by Angiotech and Merger Sub with all of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or other charter documents of Angiotech or any Angiotech Subsidiary, (ii) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to Angiotech or any Angiotech Subsidiary, or by which any of their properties or assets may be bound, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Angiotech or any Angiotech Subsidiary is a party or by which any of them or any of their properties or assets may be bound.

4.4

Capitalization

The authorized capital stock of Angiotech consists of 200,000,000 shares of Common Stock, no par value, of which there were 15,731,867 shares issued and outstanding as of September 24, 2002, and 50,000,000 shares of Class I Preference stock, no par value, of which no shares are issued or outstanding.  Except as set forth on Schedule 4.4 of the Angiotech Disclosure Statement, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Angiotech to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Angiotech, or obligating Angiotech to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment.  The authorized capital stock of Merger Sub consists of 100 shares of Common Stock, $0.001 par value, all of which are issued and outstanding and are held by Angiotech.  Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.  All outstanding shares of Angiotech Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the certificate of incorporation or bylaws of Angiotech or any agreement to which Angiotech is a party or by which it is bound.

4.5

Registration Statement; Proxy Statement/Prospectus

The information supplied by Angiotech and Merger Sub expressly for the purpose of including the information, or incorporating the information by reference, in the Registration Statement or Proxy Statement/Prospectus as it relates to Angiotech or Merger Sub, at the time the Registration Statement is declared effective by the SEC, at the time of the Cohesion Stockholder Meeting, at the Effective Time and at the date the Proxy Statement/Prospectus is first mailed to stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  If at any time prior to the Effective Time any event shall occur which is required to be described in the Registration Statement or Proxy Statement/Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to Cohesion’s stockholders.  Notwithstanding the foregoing, Angiotech makes no representation or warranty with respect to any information supplied by Cohesion which is contained in the Registration Statement or Proxy Statement/Prospectus.

4.6

SEC Filings

Angiotech has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents filed after January 1, 2001 are referred to herein as the “Angiotech SEC Reports”), all of which complied as to form when filed in all material respects with the applicable provisions of the Securities Act and the Exchange Act, as the case may be.  Accurate and complete copies of the Angiotech SEC Reports have been made available to Cohesion.  As of their respective dates, the Angiotech SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.7

Financial Statements

Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Angiotech SEC Reports (the “Angiotech Financial Statements”), (x) was prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 6-K under the Exchange Act) and (y) fairly presented the consolidated financial position of Angiotech and each Angiotech Subsidiary as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Angiotech, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Angiotech for the fiscal quarter ended June 30, 2002 is hereinafter referred to as the “Angiotech Balance Sheet.”

4.8

Absence of Undisclosed Liabilities

Neither Angiotech nor any Angiotech Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) other than (i) liabilities included in the Angiotech Balance Sheet and the related notes to the financial statements, (ii) normal or recurring liabilities incurred since June 30, 2002 in the ordinary course of business and consistent with past practice, which, individually or in the aggregate, are not or would not be reasonably likely to have, an Angiotech Material Adverse Effect, and (iii) under this Agreement.

4.9

Absence of Changes or Events

Except as contemplated by this Agreement, since June 30, 2002, Angiotech has not incurred suffered or made any of the following:  (a) an Angiotech Material Adverse Effect; (b) a declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Angiotech or its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Angiotech of any shares of Angiotech’s capital stock or other securities of Angiotech or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, except for repurchases which are not, individually or in the aggregate, material in amount from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements; (c) a material change by Angiotech in its accounting methods, principles or practices, except as required by concurrent changes in Canadian GAAP; (d) a material revaluation by Angiotech of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business; or (e) any amendment to Angiotech’s certificate of incorporation or bylaws, or execution of any agreement with respect to, or consummation of, any merger, consolidation, share exchange, business combination or recapitalization.

4.10

Litigation

(a)

There is no Action pending or, to the knowledge of Angiotech, threatened against Angiotech or any Angiotech Subsidiary, or any of their respective officers and directors (in their capacities as such), or involving any of their assets, before any court, or governmental or regulatory authority or body, or arbitration tribunal, except for those Actions which, individually or in the aggregate, would not have an Angiotech Material Adverse Effect.  There is no Action pending or, to the knowledge of Angiotech, threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the transactions anticipated by this Agreement.

(b)

There is no outstanding judgment, order, writ, injunction or decree of any court, governmental or regulatory authority or body, or arbitration tribunal in a proceeding to which Angiotech, any of its Subsidiaries, or any of their assets is or was a party or by which Angiotech, any of its Subsidiaries, or any of their assets is bound.

4.11

Compliance with Laws

(a)

Neither Angiotech nor any Angiotech Subsidiary has violated or failed to comply with any statute, law, ordinance, rule or regulation (including, without limitation, relating to the export or import of goods or technology) of any foreign, federal, provincial, state or local government or any other governmental department or agency, except where any such violations or failures to comply would not, individually or in the aggregate, have an Angiotech Material Adverse Effect.  Angiotech and Merger Sub have all permits, licenses and franchises from governmental agencies required to conduct their businesses as now being conducted and as proposed to be conducted, except for those the absence of which would not, individually or in the aggregate, have an Angiotech Material Adverse Effect.

(b)

Except as would not, individually or in the aggregate, have an Angiotech Material Adverse Effect, each of Angiotech and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Government Entity, including, without limitation, the FDA, the DEA and similar authorities in the U.S. and non-U.S. jurisdictions necessary for Angiotech or its Subsidiaries to own, lease and operate its properties or to develop, produce, store, distribute, promote and sell its products or otherwise to carry on its business as it is now being conducted (the “Angiotech Permits”), and, as of the date of this Agreement, no suspension or cancellation of any of the Angiotech Permits is pending or, to the knowledge of Angiotech, threatened, except where the failure to have, or the suspension or cancellation of, any of the Angiotech Permits would not, individually or in the aggregate, have an Angiotech Material Adverse Effect.  Except for conflicts, defaults or violations which, individually or in the aggregate, would not have an Angiotech Material Adverse Effect, neither Angiotech nor any of its Subsidiaries is in conflict with, or in default of, (i) any law applicable to Angiotech or any of its Subsidiaries or by which any property, asset or product of Angiotech or any of its Subsidiaries is bound or affected, including, without limitation, the FDCA, the CDAPCA, the CSA and any other similar act or law or (ii) any Angiotech Permits.

(c)

Except as would not, individually or in the aggregate, have an Angiotech Material Adverse Effect:

(i)

all manufacturing operations of Angiotech and its Subsidiaries are being conducted in substantial compliance with applicable good manufacturing practices;

(ii)

all necessary clearances or approvals from governmental agencies for all device products which are manufactured or sold by Angiotech and its Subsidiaries have been obtained, and each of Angiotech and its Subsidiaries are in substantial compliance with the most current form of each applicable clearance or approval with respect to the development, production, storage, distribution, promotion and sale by Angiotech and its Subsidiaries of such products;

(iii)

all of the clinical studies which have been, or are being conducted by or for Angiotech and its Subsidiaries, are being conducted in substantial compliance with generally accepted good clinical practices and all applicable government regulatory, statutory and other requirements; and

(iv)

neither Angiotech nor any of its Subsidiaries has received any written notice that the FDA or any governmental agency (including, without limitation, non-U.S. regulatory agencies) has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any product of Angiotech or any of its Subsidiaries, or commenced, or overtly threatened to initiate, any action to enjoin production at any facility of Angiotech or any of its Subsidiaries.

4.12

Environmental Matters

(a)

Except for such cases that, individually or in the aggregate, have not and would not reasonably be expected to have an Angiotech Material Adverse Effect:

(i)

Each of Angiotech and its Subsidiaries, to the knowledge of Angiotech, possesses all Environmental Permits required under applicable Environmental Laws to conduct its current business and to use and occupy the Angiotech Real Property (as hereinafter defined) for its current business.  All Environmental Permits are in full force and effect and Angiotech and its Subsidiaries are, and to the knowledge of Angiotech, have at all times been, in material compliance with the terms and conditions of such Environmental Permits.

(ii)

There are no facts or circumstances indicating that any Environmental Permits possessed by Angiotech or any of its Subsidiaries would or might be revoked, suspended, canceled or not renewed, and all appropriate necessary action in connection with the renewal or extension of any Environmental Permits possessed by Angiotech or any of its Subsidiaries relating to the current business and the Angiotech Real Property has been taken.

(iii)

The execution and delivery of this Agreement and the consummation by Angiotech of the Merger and other transactions contemplated hereby and the exercise by Angiotech and the Surviving Corporation of rights to own and operate the business of Cohesion and its Subsidiaries and use and occupy the Angiotech Real Property and carry on its business substantially as presently conducted will not affect the validity or require the transfer of any Environmental Permits held by Angiotech or any of its Subsidiaries and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(iv)

Real property now or previously owned, leased or occupied by Angiotech and each of its Subsidiaries (the “Angiotech Real Property”) is, to the knowledge of Angiotech, in compliance with, and within the period of all applicable statutes of limitation, has materially complied with all applicable Environmental Laws and has not received notice of any unresolved liability under any Environmental Law; and neither Angiotech, any of its Subsidiaries nor, to the knowledge of Angiotech, is any portion of the Angiotech Real Property in violation of any Environmental Law.

(v)

Neither Angiotech nor its Subsidiaries has received written notice of any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding or request for information pending or any liability (whether actual or contingent), directed to Angiotech or any of its Subsidiaries, under any Environmental Law, to make good, repair, reinstate or clean up any of the Angiotech Real Property or any real property previously owned, leased, occupied or used by Angiotech or any of its Subsidiaries.  To the knowledge of Angiotech, there is no act, omission, event or circumstance giving rise or likely to give rise in the future to any such action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding, or request or any such liability or other liabilities (A) against Angiotech or any of its Subsidiaries, or (B) against any person or entity, including but not limited to any Contractor, in connection with which liability could reasonably be imputed or attributed by law or contract to Angiotech or any of its Subsidiaries.

(vi)

There has not been any disposal, spill, discharge, or release of any Hazardous Material generated, used, owned, stored, or controlled by Angiotech, or any of its Subsidiaries, or respective predecessors in interest, on, at, or under any property presently or formerly owned, leased, or operated by Angiotech, any of its Subsidiaries, any predecessor in interest, or any Contractor, during the time Angiotech or any of its Subsidiaries or predecessors owned, leased or operated such property, and there are no Hazardous Materials located in, at, on, or under, or in the vicinity of, any such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial, or corrective action by Angiotech or any of its Subsidiaries or that would reasonably likely result in liability of, or costs in excess of, $100,000, individually or in the aggregate, to Angiotech or any of its Subsidiaries under any Environmental Law.

(vii)

(A) Other than cleaning and office supplies normally used in the operation of an office, Hazardous Materials have not been generated, used, treated, handled or stored on, or transported to or from, or released on any Angiotech Real Property or, any property adjoining any Angiotech Real Property by Angiotech or its Subsidiaries in material violation of any Environmental Law; (B) Angiotech and its Subsidiaries have disposed of all wastes, including those wastes containing Hazardous Materials, in material compliance with all applicable Environmental Law and Environmental Permits; and (C) to the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries has transported or arranged for the transportation of any Hazardous materials to any location that is listed or proposed for listing on the National Priorities List under CERCLA or on the CERCLIS or any analogous state or country list or which is the subject of any environmental claim.

(viii)

There has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area containing Hazardous Materials located on any Angiotech Real Property owned, leased or operated by Angiotech, any of its Subsidiaries, or respective predecessors in interest during the period of such ownership, lease or operation.

(ix)

Angiotech and its Subsidiaries have taken all actions necessary under applicable requirements of Environmental Law to register any products or materials required to be registered by Angiotech or any of its Subsidiaries (or any of their respective agents) thereunder.

(b)

After a reasonable investigation made by Angiotech, Angiotech has made available to Cohesion all material, non-privileged records and files requested in writing by Cohesion, including, but not limited to, all assessments, reports, studies, audits, analyses, tests and data in possession of Angiotech and its Subsidiaries concerning the existence of Hazardous Materials at facilities or properties currently or formerly owned, operated, or leased by Angiotech or any present or former Subsidiary or predecessor in interest, or concerning compliance by Angiotech and its Subsidiaries with, or liability under, any Environmental Law.

4.13

Intellectual Property Rights

(a)

Angiotech and the Angiotech Subsidiaries own or have the right to use all intellectual property which is material to the conduct of their respective businesses (such intellectual property and such rights are collectively referred to herein as the “Angiotech IP Rights”).

(b)

To the knowledge of Angiotech, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any material Angiotech IP Rights, and will not (i) cause the modification of any terms of any licenses or agreements relating to any material Angiotech IP Rights including, but not limited to, the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (ii) cause the forfeiture or termination of any material Angiotech IP Rights, (iii) give rise to a right of forfeiture or termination of any material Angiotech IP Rights or (iv) materially impair the right of Cohesion, the Surviving Corporation or Angiotech to use, sell or license any material Angiotech IP Rights or portion thereof.

(c)

The manufacture, marketing, license, sale or use by Angiotech of any product or technology currently licensed or sold by Angiotech or any of its Subsidiaries does not (i) violate in any material respect any license or agreement between Angiotech or any of its Subsidiaries and any other party or (ii) to the knowledge of Angiotech, infringe in any material respect any patents or other intellectual property rights of any other party; and, to the knowledge of Angiotech or its Subsidiaries, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Angiotech IP Rights, or asserting that the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any Angiotech IP Rights, or asserting that any Angiotech IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use or sale of any products of Angiotech will conflict with the rights of any other party.

(d)

Angiotech has made available to Cohesion a worldwide list of all patents, trade names, trademarks and service marks, and applications for any of the foregoing owned or possessed by Angiotech or any of its Subsidiaries and true and complete copies of such materials have been made available to Cohesion.

(e)

Angiotech has made available to Cohesion a true and complete copy of its standard form of employee confidentiality agreement and taken commercially reasonably necessary steps to ensure that all employees have executed such an agreement.  To the knowledge of Angiotech, all consultants or third parties with access to proprietary information of Angiotech have executed appropriate agreements or are otherwise under obligations not to disclose confidential Angiotech IP Rights.

(f)

To the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries is aware or has reason to believe that any of its employees or consultants is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s best efforts to promote the interests of Angiotech and its Subsidiaries or that would conflict with the business of Angiotech as presently conducted or proposed to be conducted.  To the knowledge of Angiotech, neither Angiotech nor any of its Subsidiaries has entered into any agreement to indemnify any other person, including but not limited to any employee or consultant of Angiotech or of any of its Subsidiaries, against any charge of infringement, misappropriation or misuse of any intellectual property, other than indemnification provisions contained in purchase orders, license agreements, distribution agreements or other agreements arising in the ordinary course of business.  To the knowledge of Angiotech, all current and former employees and consultants of any of Angiotech or of any of its Subsidiaries having had a material role in developing Angiotech’s medical devices and pharmaceutical products have signed valid and enforceable written assignments to Angiotech or its Subsidiaries of any and all rights or claims in any intellectual property that any such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, development or work of authorship or any other intellectual property that is used in the business of Angiotech and its Subsidiaries, and Angiotech and its Subsidiaries possess signed copies of all such written assignments by such employees and consultants.

4.14

Ownership of Merger Sub; No Prior Activities

(a)

Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  All of the outstanding capital stock of Merger Sub is owned of record and beneficially by Angiotech.

(b)

Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have prior to the Effective Time incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.  Merger Sub has no Subsidiaries.

Article V

Covenants

5.1

Conduct of Business During Interim Period

Except as contemplated or required by this Agreement or as expressly consented to in writing by Angiotech (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time, Cohesion will (i) conduct its operations according to its ordinary and usual course of business and consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) not take any action which would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby.  Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the termination of this Agreement or Effective Time, Cohesion will not, without the prior written consent of Angiotech (which consent shall not be unreasonably withheld, conditioned or delayed), directly or indirectly, do any of the following:

(a)

purchase, otherwise acquire, or agree to purchase or otherwise acquire any shares of capital stock of Cohesion, or declare, set aside or pay any dividend or otherwise make a distribution (whether in cash, stock, property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Cohesion or its wholly-owned Subsidiary or repurchases of shares from employees in connection with the termination of employment (for any reason) in accordance with agreements outstanding or policies existing on the date hereof, or entered into thereafter in the ordinary course of business and consistent with past practice);

(b)

(i) create or incur any indebtedness for borrowed money exceeding US $100,000 in the aggregate other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business, or (ii) except as set forth in Section 5.1(b) of the Cohesion Disclosure Statement, assume, guarantee, endorse or otherwise, as an accommodation, become responsible for the obligations of any other Person, make any loans or advances to any other Person exceeding US $100,000 in the aggregate except for travel advances and other advances made to employees in the ordinary course of business and consistent with past practice; provided, however, that Cohesion shall be permitted to incur up to $3.0 million of indebtedness on commercially reasonable terms, to the extent required to finance the Cohesion’s working capital requirements and provided further, Cohesion shall not make any expenditures of the proceeds of such indebtedness in excess of $100,000, except in the ordinary course of business, without the prior written consent of Angiotech, which shall not be unreasonably withheld or delayed;

(c)

institute any change in accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC;

(d)

revalue any assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable in excess of amounts previously reserved as reflected in the Cohesion Balance Sheet;

(e)

(i) increase in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice or pursuant to written agreements outstanding on the date hereof, of a non-officer employee; (ii) grant any severance or termination pay to any person; (iii) except as set forth in Schedule 5.1(e) to the Cohesion Disclosure Statement, enter into any oral or written employment, consulting, indemnification or severance agreement with any person other than agreements involving amounts in each case not in excess of US $100,000; (iv) other than as required by law or the specific terms of the Employee Benefit Plans, as defined in Section  hereof, adopt, become obligated under, or amend any employee benefit plan, program or arrangement; or (v) reprice any Cohesion Options granted under the Cohesion Stock Plans;

(f)

sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber, or otherwise abandon or dispose of, or agree to sell, transfer, lease to a third party, license to a third party, pledge, mortgage, encumber or otherwise dispose of or abandon, any material portion of any material property (including intellectual property and other intangible property, real, personal or mixed), except in the ordinary course of business;

(g)

except as required by this Agreement, adopt any amendment to the certificate of incorporation or bylaws of Cohesion;

(h)

effect any split, combination or reclassification of any capital stock of Cohesion;

(i)

become party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

(j)

make any individual capital expenditure exceeding US $100,000 in any calendar month which, when added to all other capital expenditures made by or on behalf of Cohesion in such calendar month, result in such capital expenditures exceeding US $250,000 in the aggregate;

(k)

pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liquidated claims, liabilities or obligations when due and the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collect, or accelerate the collection of, any material amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

(l)

enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(m)

waive, release, assign, settle or compromise any material claim or litigation, or commence a lawsuit other than in the ordinary course of business for the routine collection of bills;

(n)

suspend, terminate or otherwise discontinue any planned or ongoing material research and development activities, programs, clinical trials or other such activities;

(o)

except as permitted in Section  or Section  of this Agreement authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other Person with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, any material change in capitalization, or any partnership, association, joint venture, joint development, technology transfer, or other material business alliance; or

(p)

enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing other than as expressly contemplated by this Agreement.

5.2

No Solicitation

(a)

From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to , Cohesion will not, nor will it authorize or permit any of its respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); provided however, that this Section  shall not prohibit Cohesion from furnishing nonpublic information to, or entering into discussions or negotiations with, any Person that has made an unsolicited Acquisition Proposal (a “Potential Acquiror”) if Cohesion’s board of directors determines in good faith after receiving advice from its financial advisor, that such Acquisition Proposal is reasonably likely to result in a Superior Offer (as hereinafter defined).  Cohesion agrees that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality, standstill and nonsolicitation agreement containing provisions at least as favorable to Cohesion as the confidentiality, standstill and nonsolicitation provisions of the Confidentiality Agreement (as defined in Section ).  In the event that Cohesion determines to provide any non-public information as described above, or receives an Acquisition Proposal (or any material amendment to an Acquisition Proposal previously received), it shall promptly, and in any event within forty-eight (48) hours, inform Angiotech as to that fact and shall not furnish such non-public information or enter into discussions or negotiations with such Potential Acquiror until after Cohesion shall have furnished to Angiotech the identity of such Potential Acquiror and the terms of such Acquisition Proposal (or material amendment).

For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Angiotech) relating to any Acquisition Transaction.  For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of related transactions involving: (A) any purchase from Cohesion or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 30% interest in the total outstanding voting securities of Cohesion or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 30% or more of the total outstanding voting securities of Cohesion or any merger, consolidation, business combination or similar transaction involving Cohesion; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 30% of the assets of Cohesion; or (C) any liquidation or dissolution of Cohesion.

(b)

In addition to the obligations of Cohesion set forth in Section , Cohesion shall promptly, and in any event within forty-eight (48) hours, (i) advise Angiotech orally of any oral Acquisition Proposal or any oral request for nonpublic information or oral inquiry which Cohesion reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such oral Acquisition Proposal, request or inquiry, and the identity of the person or group making any such oral Acquisition Proposal, request or inquiry and (ii) advise Angiotech in writing of any written Acquisition Proposal or any written request for nonpublic information or written inquiry which Cohesion reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such written Acquisition Proposal, request or inquiry, and the identity of the person or group making any such written Acquisition Proposal, request or inquiry.  Cohesion will keep Angiotech informed as promptly as practicable in all material respects of the status of any such Acquisition Proposal, request or inquiry made after the date hereof.

5.3

Access to Information

From the date of this Agreement until the Effective Time, each of Cohesion and Angiotech will afford to the other and their authorized representatives (including counsel, environmental and other consultants, accountants, auditors and agents) reasonable access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all of its and its Subsidiaries books and records, will permit the other and its authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its Subsidiaries to furnish such persons with such financial and operating data and other information with respect to its business and properties as they may from time to time reasonably request, subject to the restrictions set forth in the Confidentiality Agreement, dated as of January 7, 2002 between Angiotech and Cohesion (the “Confidentiality Agreement”).  Angiotech and Merger Sub agree that each of them will treat any such information in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

5.4

Stockholder Meeting; Registration Statement; Board Recommendations

(a)

Stockholder Meeting.  Promptly after the date hereof and subject to Section , Cohesion will take all action necessary in accordance with the Delaware Law and its certificate of incorporation and bylaws to convene a meeting of Cohesion’s stockholders to consider adoption of this Agreement (the “Cohesion Stockholder Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within forty-five (45) days after the declaration of effectiveness of the Registration Statement.  Subject to Section , Cohesion will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Merger and will take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of the Nasdaq or the Delaware Law to obtain such approvals.  Notwithstanding anything to the contrary contained in this Agreement, Cohesion may adjourn or postpone the Cohesion Stockholder Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Cohesion’s stockholders in advance of a vote on this Agreement or, if as of the time for which the Cohesion Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Cohesion Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Cohesion Stockholder Meeting.  Cohesion shall ensure that the Cohesion Stockholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Cohesion in connection with the Cohesion Stockholder Meeting are solicited, in compliance with the Delaware Law, Cohesion’s certificate of incorporation and bylaws, the rules of the Nasdaq and all other applicable legal requirements.

(b)

Subject to Section :  (i) Cohesion’s board of directors shall recommend that Cohesion’s stockholders vote in favor of the adoption of this Agreement at the Cohesion Stockholder Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that Cohesion’s board of directors has recommended that Cohesion’s stockholders vote in favor of the adoption of this Agreement at the Cohesion Stockholder Meeting; and (iii) neither Cohesion’s board of directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Angiotech, the recommendation of Cohesion’s board of directors that Cohesion’s stockholders vote in favor of the adoption of this Agreement.

(c)

Nothing in this Agreement shall prevent Cohesion’s board of directors from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger or this Agreement if (A) Cohesion’s board of directors determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with the board’s fiduciary duties under applicable law or (B) (i) a Superior Offer (as hereinafter defined) is made to Cohesion and is not withdrawn, (ii) Cohesion shall have provided written notice to Angiotech (a “Notice of Superior Offer”) advising Angiotech that Cohesion has received a Superior Offer, specifying the material terms and conditions of such Superior Offer and identifying the Person making such Superior Offer and (iii) Angiotech shall not have, within three (3) Business Days of Angiotech’s receipt of the Notice of Superior Proposal, made a written offer that Cohesion’s board of directors by a majority vote determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable to Cohesion’s stockholders as such Superior Proposal (it being agreed that Cohesion’s board of directors shall convene a meeting to consider any such offer by Angiotech promptly following the receipt thereof).  For purposes of this Agreement, “Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions:  (i) a merger or consolidation involving Cohesion pursuant to which Cohesion’s stockholders immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any Person (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Cohesion), directly or indirectly, of ownership of more than 50% of the then outstanding shares of capital stock of Cohesion, on terms that Cohesion’s board of directors determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to Cohesion stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the good faith judgment of Cohesion’s board of directors (after consultation with its financial advisor) to be obtained by such third party on a timely basis.

(d)

Nothing contained in this Agreement shall prohibit Cohesion or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

(e)

As promptly as practicable after the execution of this Agreement, Cohesion and Angiotech shall mutually prepare, and Cohesion shall file with the SEC, a preliminary form of the Proxy Statement/Prospectus, which shall include the opinion of U.S. Bancorp Piper Jaffray Inc. referred to in Section .  As promptly as practicable following receipt of SEC comments on such preliminary Proxy Statement/Prospectus, Angiotech and Cohesion shall mutually prepare a response to such comments.  Upon resolution of all comments, Angiotech shall file the Registration Statement with the SEC.  Angiotech and Cohesion shall use all commercially reasonable efforts to have the preliminary Proxy Statement/Prospectus cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable.  Angiotech shall also take any action required to be taken under applicable state blue sky or securities laws in connection with Angiotech Common Stock to be issued in exchange for the shares of Cohesion Common Stock.  Angiotech and Cohesion shall promptly furnish to each other all information, and take such other actions (including without limitation using all commercially reasonable efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section .  Whenever any party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any other filing made pursuant to this Section 5.4(e), Angiotech or Cohesion, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff and/or mailing to Cohesion’s stockholders of such amendment or supplement.

(f)

Cohesion shall supply, for inclusion in the Registration Statement and Proxy Statement/Prospectus, all information (as it relates to Cohesion) required by Angiotech to comply with the requirements of the Securities Act of British Columbia so as to permit Angiotech to issue Angiotech Common Stock in British Columbia without the requirement of a prospectus filed in British Columbia.

5.5

Commercially Reasonable Efforts

(a)

Subject to the terms and conditions herein provided, Angiotech, Merger Sub and Cohesion shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement, applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) if required, promptly filing Notification and Report Forms under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and responding as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation, (ii) using commercially reasonable efforts to obtain all necessary governmental and private party consents, approvals or waivers, and (iii) using commercially reasonable efforts to lift any legal bar to the Merger.  Angiotech shall cause Merger Sub to perform all of its obligations under this Agreement.

(b)

Notwithstanding anything to the contrary in this Agreement, neither Cohesion, Angiotech, nor the Surviving Corporation, nor any of their Subsidiaries shall be required to (i) divest, hold separate or license any business(es), product line(s) or asset(s), (ii) take any action or accept any limitation that would reasonably be expected to have an Angiotech Material Adverse Effect or a Cohesion Material Adverse Effect, or (iii) agree to any of the foregoing.

5.6

Public Announcements

Before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated hereby, Angiotech, Merger Sub and Cohesion agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except as may be required by applicable law or by the rules and regulations of or listing agreement with the Nasdaq, the Toronto Stock Exchange or as may otherwise be required by the Nasdaq or the SEC or Canadian securities authorities.

5.7

Notification of Certain Matters

Each of Cohesion and Angiotech shall promptly notify the other party of the occurrence or non-occurrence of any event the respective occurrence or non-occurrence of which would be reasonably likely to cause any condition to the obligations of the notifying party to effect the Merger not to be fulfilled.  Each of Cohesion and Angiotech shall also give prompt notice to the other of any communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated hereby.

5.8

Indemnification

(a)

The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Angiotech shall cause the Surviving Corporation to fulfill and honor, the provisions with respect to indemnification, the advancement of fees and expenses, and exculpation that are at least as favorable with respect to Cohesion and the Indemnified Parties as those set forth in the certificate of incorporation and bylaws of Cohesion as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the Indemnified Parties.  In addition, Angiotech shall cause the Surviving Corporation to fulfill and honor the obligations of Cohesion pursuant to indemnification agreements and agreements for advancement of fees and expenses between Cohesion and any of the Indemnified Parties which are set forth on Schedule 3.14 of the Cohesion Disclosure Statement and provisions for any indemnification, advancement of fees and expenses and exculpation under the certificate of incorporation or bylaws of Cohesion as in effect on the date hereof.  “Indemnified Parties” shall include each person who is or was a director or officer of Cohesion at any time before the Effective Time, and each person who serves or has in the past served at the request of Cohesion as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at any time before the Effective Time.

(b)

Without limiting any of the obligations of Angiotech or the Surviving Corporation set forth elsewhere in this Section , for a period of six years after the Effective Time, Angiotech shall cause the Surviving Corporation to maintain in effect, to the extent available, directors’ and officers’ liability insurance covering those persons who are currently covered by Cohesion’s directors’ and officers’ liability insurance policy on terms no less favorable to such persons as those applicable under the policy of directors’ and officers’ liability insurance currently maintained by Cohesion; provided, however, that in no event shall Angiotech or the Surviving Corporation be required to expend for coverage for any one year in excess of 200% of the annual premium currently paid by Cohesion for such coverage, and that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated instead to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)

Angiotech shall cause the Surviving Corporation to perform its obligations under this Section  and shall, in addition, guarantee, as co-obligor with the Surviving Corporation, the performance of such obligations by the Surviving Corporation.

(d)

Each Indemnified Party shall comply with the reasonable requests of the Surviving Corporation or Angiotech in defending or settling any action hereunder; provided, however, that no proposed settlement of any such action need be considered by any Indemnified Party if (A) such settlement involves no finding or admission of any liability by any Indemnified Party and (B) the sole relief provided in connection with such settlement is monetary damages that are paid in full by the Surviving Corporation or Angiotech.

(e)

This Section  shall survive the consummation of the Merger, is intended to benefit Cohesion, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Angiotech, and shall be enforceable by the Indemnified Parties.

5.9

Affiliate Agreements

Concurrently with the execution and delivery hereof, Cohesion shall deliver to Angiotech a list (reasonably satisfactory to counsel for Angiotech), setting forth the names of all Persons who are expected to be, at the Effective Time, in Cohesion’s reasonable judgment, Affiliates of Cohesion.  Cohesion shall furnish such information and documents as Angiotech may reasonably request for the purpose of reviewing such list.  Cohesion shall deliver a written agreement in substantially the form of Exhibit C attached hereto (an “Cohesion Affiliate Agreement”) executed by each Person identified as an Affiliate in the list furnished pursuant to this Section  within ten (10) days after the execution of this Agreement.

5.10

Stock Exchange Listing

Prior to the Effective Time, Angiotech agrees to cause the shares of Angiotech Common Stock issuable, and those required to be reserved for issuance in connection with the Merger to be authorized for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

5.11

Resignation of Directors and Officers

Prior to the Effective Time, Cohesion shall deliver to Angiotech the resignations of such directors and officers of Cohesion as Angiotech shall specify at least ten Business Days prior to the Closing, effective at the Effective Time.

5.12

Consents of Angiotech’s and Cohesion’s Accountants

Each of Angiotech and Cohesion shall use commercially reasonable efforts to cause its independent accountants to deliver to Angiotech a consent, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to Angiotech and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

5.13

Cohesion Voting Agreements

Concurrently with the execution hereof, Cohesion shall deliver to Angiotech the Cohesion Voting Agreements executed by each director of Cohesion.

5.14

Form S-8

Within five (5) Business Days of the Closing Date, Angiotech shall file with the SEC a Registration Statement, on Form S-8 or other appropriate form under the Securities Act, to register Angiotech Common Stock issuable upon exercise of the Assumed Cohesion Options and shares of Angiotech Common Stock issuable pursuant to the Cohesion Purchase Plans following the Effective Time.  Angiotech shall use commercially reasonable efforts to cause such Registration Statement to remain effective until the exercise or expiration of such options.

5.15

Notification of Certain Matters

Cohesion shall give prompt notice to Angiotech and Merger Sub, and Angiotech and Merger Sub shall give prompt notice to Cohesion, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of Cohesion, Angiotech or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Cohesion Material Adverse Effect or an Angiotech Material Adverse Effect, as the case may be.

5.16

SEC Filings

Cohesion will deliver promptly to Angiotech true and complete copies of each report, registration statement or statement mailed by it to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time.  As of their respective dates, such reports, including the consolidated financial statements included therein, and statements (excluding any information therein provided by Angiotech or Merger Sub, as to which Cohesion makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in such reports, (x) shall comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (y) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) shall fairly present the consolidated financial position of Cohesion as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

5.17

Employee Benefit Matters

Angiotech agrees to provide employees of Cohesion who continue as employees of the Surviving Corporation following the Effective Time, substantially the same welfare and other employee benefits for a period of at least twelve (12) months after the Effective Time that are provided to Cohesion employees as of the date hereof; provided, however, that the Surviving Corporation shall not be required to provide benefits under any retirement plan until such time as the Surviving Corporation adopts such a plan.  Angiotech shall, or shall cause the Surviving Corporation to, recognize service with Cohesion by such employees for purposes of eligibility and vesting under any employee benefit plan (but not for purposes of benefit accrual under any “employee pension benefit plan” as defined in Section 3(2) of ERISA); provided that Angiotech shall not recognize service with Cohesion by such employees for purposes of eligibility and vesting under any plan pursuant to which employees may have a right to purchase shares of Angiotech Common Stock, although such employees will be eligible to receive grants of options under such plans using the same eligibility criteria as applied to other similarly situated employees.  Angiotech shall provide each Cohesion employee with credit for any co-payments and deductibles paid before the Effective Time in satisfying any applicable deductible or out of pocket requirements under any Angiotech welfare benefit plan in which such employees eligible to participate in after the Effective Time.

Compensation provided to employees of Cohesion who continue as employees of Angiotech following the Effective Time shall be determined by Angiotech in its sole discretion; provided, however, that Angiotech shall cause the Surviving Corporation to maintain, for a period of one (1) year after the Closing Date, the severance and separation policies of Cohesion in effect as of the date of this Agreement and further, that the calculation of such severance and separation benefits shall be based upon the level of compensation and benefits in effect as of the date of Closing Date.

5.18

Rights Agreement

Except (a) as expressly required by this Agreement or (b) in the event that Cohesion’s board of directors determines in good faith after consultation with legal counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law, Cohesion shall not, without the prior written consent of Angiotech, amend the Rights Agreement or take any other action with respect to, or make any determination under the Rights Agreement, including a redemption of the rights granted under the Rights Agreement or any action to facilitate an Acquisition Proposal.

5.19

Tax Matters

(a)

Prior to the Effective Time, Cohesion shall make all required tax filings in a timely fashion, and shall submit all federal and state income tax returns and filings to Angiotech for review and comment at least three Business Days prior to their filing.

(b)

Each of Cohesion and Angiotech shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)

Each of Cohesion and Angiotech shall use best efforts and cause their Subsidiaries to use best efforts so as to cause any statements given in their respective Tax Representation Letters to be true and correct so as to cause the Merger to constitute a “reorganization” under Section 368 of the Code and Angiotech to be treated as a “corporation” under Section 367 of the Code.

Article VI

Conditions to the Obligations of Each Party

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto, subject to the limitations set forth below:

6.1

Registration Statement

The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

6.2

Cohesion Stockholder Approval

A majority of the outstanding shares of Cohesion Common Stock shall have voted for the adoption of the Merger Agreement at the Cohesion Stockholder Meeting or any adjournment or postponement thereof.

6.3

Listing of Additional Shares

The Angiotech Common Stock issuable in connection with the Merger shall have been authorized for listing on the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

6.4

Governmental Clearances

The waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated.  Other than the filing of the Certificate of Merger which shall be accomplished as provided in Section , all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Entity the failure of which to obtain or comply with would be reasonably likely to have a Cohesion Material Adverse Effect or an Angiotech Material Adverse Effect shall have been obtained or filed.

6.5

Tax Matters

Each of Angiotech and Merger Sub shall have received an opinion of Heller Ehrman White &  McAuliffe LLP, counsel to Angiotech and Merger Sub, and Cohesion shall have received an opinion of Latham & Watkins, counsel to Cohesion, each such opinion dated as of the Effective Time, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinions, each of Heller Ehrman White & McAuliffe LLP and Latham & Watkins shall receive and rely upon representations contained in letters of Angiotech, Merger Sub and Cohesion to be delivered as of the Effective Time substantially in the forms attached hereto as Exhibits 6.5(a) and 6.5(b), respectively (the “Tax Representation Letters”).  The opinions referred to in this Section  shall not be waivable after receipt of Cohesion Stockholder Approval referred to in Section 6.2, unless further stockholder approval is obtained with appropriate disclosure.

6.6

Statute or Decree

No writ, order, temporary restraining order, preliminary injunction or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority, which remains in effect, and prohibits the consummation of the Merger or otherwise makes it illegal, nor shall any governmental agency have instituted any action, suit or proceeding which remains pending and which seeks, and which is reasonably likely, to enjoin, restrain or prohibit the consummation of the Merger in accordance with the terms of this Agreement.

Article VII

Conditions to the Obligations of Cohesion and Angiotech

7.1

Additional Conditions To The Obligations Of Cohesion

The obligations of Cohesion to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Cohesion:

(a)

The representations and warranties of Angiotech and Merger Sub contained in this Agreement shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have an Angiotech Material Adverse Effect provided that such representations and warranties of Angiotech are not already qualified with any “materiality” or “Angiotech Material Adverse Effect.”

(b)

Angiotech and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)

Angiotech and Merger Sub shall have furnished a certificate or certificates of Angiotech and Merger Sub executed on behalf of one or more of their respective officers to evidence compliance with the conditions set forth in Sections  and  of this Agreement.

7.2

Additional Conditions To The Obligations Of Angiotech And Merger Sub

The obligations of Angiotech and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Angiotech:

(a)

The representations and warranties of Cohesion, contained in this Agreement shall be true and correct, in all material respects, as of the Effective Time, with the same force and effect as if made at the Effective Time, except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where the failure of such representations and warranties to be so true and correct does not have a Cohesion Material Adverse Effect provided that such representations and warranties of Cohesion are not already qualified with any “materiality” or “Cohesion Material Adverse Effect.”

(b)

Cohesion shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)

Cohesion shall have furnished a certificate of Cohesion executed by one of its officers to evidence compliance with the conditions set forth in Sections  and  of this Agreement.

(d)

Any consents, waivers, approvals, notifications, disclosures, and filings and registrations listed on Schedule 3.3 of the Cohesion Disclosure Statement shall have been obtained or made.

Article VIII

Termination

8.1

Termination

This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of Cohesion’s stockholders:

(a)

by mutual written consent duly authorized by the boards of directors of Angiotech and Cohesion;

(b)

by either Cohesion or Angiotech if the Merger shall not have been consummated by March 31, 2003 (the “End Date”), which date may be extended by mutual consent of the parties hereto, for any reason; provided, however, that the right to terminate this Agreement under this Section  shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)

by either Cohesion or Angiotech if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) a court of competent jurisdiction or other Government Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)

by Cohesion or Angiotech if the required approval of Cohesion’s stockholders contemplated by this Agreement shall not have been obtained by reason of the failure to hold a meeting or the failure to obtain the required vote at a meeting of Cohesion stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section  shall not be available to Cohesion where the failure to hold a meeting or the failure to obtain Cohesion stockholder approval shall have been caused by the action or failure to act of Cohesion (other than in compliance with Section ) and such action or failure to act constitutes a material breach by Cohesion of this Agreement;

(e)

by Angiotech or Cohesion if a Cohesion Triggering Event (as hereinafter defined) shall have occurred;

(f)

by Cohesion if an Angiotech Triggering Event (as hereinafter defined) shall have occurred;

(g)

by Cohesion, upon a breach of any representation, warranty, covenant or agreement on the part of Angiotech set forth in this Agreement, or if any representation or warranty of Angiotech shall have become untrue, in either case such that the conditions set forth in Section  or Section  would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Angiotech’s representations and warranties or breach by Angiotech remains uncured on the date which is twenty (20) Business Days following written notice of such breach or inaccuracy from Cohesion to Angiotech (it being understood that Cohesion may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination);  or

(h)

by Angiotech, upon a breach of any representation, warranty, covenant or agreement on the part of Cohesion set forth in this Agreement, or if any representation or warranty of Cohesion shall have become untrue, in either case such that the conditions set forth in Section  or Section  would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Cohesion’s representations and warranties or breach by Cohesion remains uncured on the date which is twenty (20) Business Days following written notice of such breach or inaccuracy from Angiotech to Cohesion (it being understood that Angiotech may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement and remains in breach of this agreement as of the date of such termination).

For the purposes of this Agreement, a “Cohesion Triggering Event” shall be deemed to have occurred if:  (i) Cohesion’s board of directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Angiotech its recommendation in favor of, the adoption of this Agreement; (ii) Cohesion shall have failed to include in the Proxy Statement/Prospectus the recommendation of Cohesion’s board of directors in favor of the adoption of this Agreement; (iii) Cohesion’s board of directors fails to reaffirm its recommendation in favor of the adoption of the Agreement within ten (10) Business Days after Angiotech requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) Cohesion’s board of directors or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) a tender or exchange offer relating to securities of Cohesion shall have been commenced by a Person unaffiliated with Angiotech and Cohesion shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that Cohesion recommends rejection of such tender or exchange offer; or (vi) Cohesion breaches in any material respect its obligations under Section  of this Agreement, except for any inadvertent breach of any notice provision contained in Section  which breach has been cured within forty-eight (48) hours of its occurrence.

For the purposes of this Agreement, an “Angiotech Triggering Event” shall be deemed to have occurred if the board of directors of Angiotech shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Cohesion its adoption and approval of this Agreement or its approval of the Merger or the issuance of Angiotech Common Stock in the Merger;  or the board of directors of Angiotech fails to reaffirm its adoption and approval of this Agreement and its approval of the Merger and the issuance of Angiotech Common Stock in the Merger within (10) ten days after Cohesion requests in writing that such recommendation be reaffirmed.

8.2

Notice of Termination; Effect of Termination

Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section , this Agreement shall be of no further force or effect, except (i) as set forth in Section , this Section , Section  and , each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3

Fees and Expenses

(a)

General.  Except as set forth in this Section , all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Angiotech and Cohesion shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and shall share equally all fees and expenses relating to any filings under the HSR Act.

(b)

Cohesion Payments.

(i)

Subject to Section  and Section  below, in the event that this Agreement is terminated by Angiotech or Cohesion pursuant to Section ,  or , Cohesion shall pay Angiotech a fee equal to US $1.7 million plus the Angiotech Expenses in immediately available funds (collectively, the “Cohesion Termination Fee”).  For purposes of this Agreement, “Angiotech Expenses” means all documented expenses reasonably incurred by Angiotech in connection with this Agreement and the transactions contemplated hereby not to exceed an aggregate of US $250,000.

(ii)

In the event that this Agreement is terminated by Angiotech or Cohesion, as applicable, pursuant to Section  or , (A) Cohesion shall pay Angiotech the Termination Fee only if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced an Acquisition Proposal and within twelve (12) months following the termination of this Agreement, a Cohesion Acquisition (as hereinafter defined) involving such third party is consummated or Cohesion enters into an agreement providing for a Cohesion Acquisition, and (B) such payment shall be made promptly, but in no event later than two Business Days after the consummation of such Cohesion Acquisition (regardless of when such consummation occurs if Cohesion has entered into such an agreement within such twelve (12) month period) in immediately available funds.

(iii)

In the event that this Agreement is terminated by Angiotech or Cohesion pursuant to Section  and Cohesion is not required to pay Angiotech the Termination Fee, Cohesion shall reimburse Angiotech for the Angiotech Expenses in immediately available funds not later than ten (10) Business Days after termination of this Agreement.

(iv)

In the event that this Agreement is terminated by Angiotech pursuant to Section  because the condition set forth in Section  is not satisfied, Cohesion shall not later than ten (10) Business Days after the date of such termination, reimburse Angiotech for the Angiotech Expenses in immediately available funds.

(v)

Cohesion acknowledges that the agreements contained in this Section  are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Angiotech would not enter into this Agreement; accordingly, if Cohesion fails to pay in a timely manner the amounts due pursuant to this Section , and, in order to obtain such payment, Angiotech makes a claim that results in a judgment against Cohesion for any or all of the amounts set forth in this Section , Cohesion shall pay to Angiotech its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section  at the prime rate of Bank of America in effect on the date such payment was required to be made.

For the purposes of this Agreement, “Cohesion Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cohesion pursuant to which Cohesion’s stockholders immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Cohesion of assets representing in excess of 35% of the aggregate fair market value of Cohesion’s business immediately prior to such sale or (iii) the acquisition by any Person (including by way of a tender offer or an exchange offer or issuance by Cohesion), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 35% of the voting power of the then outstanding shares of capital stock of Cohesion.

(c)

Angiotech Payments.

(i)

In the event that this Agreement is terminated by Cohesion pursuant to Section , Angiotech shall pay Cohesion a fee equal to US $1.7 million plus the Cohesion Expenses in immediately available funds (collectively, the “Angiotech Termination Fee”) not later than ten (10) Business Days after termination of this Agreement.  For the purposes of this Agreement, the “Cohesion Expenses” means all documented expenses reasonably incurred by Cohesion in connection with this Agreement and the transactions contemplated hereby not to exceed an aggregate of US $250,000.

(ii)

In the event that this Agreement is terminated by Cohesion pursuant to Section  because the condition set forth in Section  is not satisfied, Angiotech shall not later than ten (10) Business Days after the date of such termination, reimburse Cohesion for the Cohesion Expenses in immediately available funds.

(iii)

Angiotech acknowledges that the agreements contained in this Section  are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Cohesion would not enter into this Agreement; accordingly, if Angiotech fails to pay in a timely manner the amounts due pursuant to this Section , and, in order to obtain such payment, Cohesion makes a claim that results in a judgment against Angiotech for any or all of the amounts set forth in this Section , Angiotech shall pay to Cohesion its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section  at the prime rate of Bank of America in effect on the date such payment was required to be made.

Article IX

Miscellaneous

9.1

Amendment and Modification

Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Angiotech, Merger Sub and Cohesion at any time prior to the Effective Time; provided, however, that after approval of this Agreement by Cohesion’s stockholders, no such amendment or modification shall change the amount or form of the consideration to be received by Cohesion’s stockholders in the Merger.

9.2

Waiver of Compliance; Consents

Any failure of Angiotech or Merger Sub, on the one hand, or Cohesion, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Cohesion (with respect to any failure by Angiotech or Merger Sub) or Angiotech or Merger Sub (with respect to any failure by Cohesion), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section .

9.3

Survival; Investigations

The respective representations and warranties of Angiotech, Merger Sub and Cohesion contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto and shall not survive the Effective Time.

9.4

Notices

All notices and other communications hereunder shall be in writing and shall be delivered personally by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice.  Any such notice shall be effective upon receipt, if personally delivered or on the next Business Day following transmittal if sent by confirmed facsimile.  Notices, including oral notices, shall be delivered as follows:

if to Cohesion, to:

Cohesion Technologies, Inc.

2500 Faber Place

Palo Alto, California 94303

Telephone:  (650) 320-5500

Facsimile:  (650) 320-5533

Attention:  William G. Mavity

with a copy to:

Latham & Watkins

135 Commonwealth Drive

Menlo Park, California 94025

Telephone:  (650) 328-4600

Facsimile:  (650) 463-2600

Attention:  Michael W. Hall, Esq.

if to Angiotech or Merger Sub, to:

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, British Columbia, V6A 1B6

CANADA

Telephone:  (604) 221-7676

Facsimile:  (604) 221-6915

Attention:  David McMasters

with a copy to:

Heller Ehrman White & McAuliffe LLP

275 Middlefield Road

Menlo Park, California  94025-3506

Telephone:

(650) 324-7000

Facsimile:

(650) 324-0638

Attention:

Richard A. Peers,Esq.

Kyle V. Guse, Esq.

9.5

Assignment; Third Party Beneficiaries

Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and, with respect only to (a) Section , the Indemnified Parties and (b) Section 5.17, the employees of Cohesion.

9.6

Governing Law; Jurisdiction

This Agreement shall be governed by the laws of the State of California without reference to principles of conflicts of laws.  Courts within the State of California will have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the transactions, agreements, instruments and documents contemplated hereby.  The parties consent to and agree to submit to the jurisdiction of such courts.  Each of the parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (a) such party is not personally subject to the jurisdiction of such courts, (b) such party and such party’s property is immune from any legal process issued by such courts or (c) any litigation commenced in such courts is brought in an inconvenient forum.

9.7

Waiver of Jury Trial

EACH OF ANGIOTECH, MERGER SUB AND COHESION HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANGIOTECH, MERGER SUB OR COHESION IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.8

Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9

Severability

In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties.  In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

9.10

Interpretation

The Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement.  The word “including” shall be deemed to mean “including without limitation.”

9.11

Entire Agreement

This Agreement, the Cohesion Voting Agreements and the Confidentiality Agreement including the exhibits hereto and the documents and instruments referred to herein (including the Cohesion Disclosure Statement and the Angiotech Disclosure Statement), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

9.12

Definition of “law”

When used in this Agreement “law” refers to any applicable law (whether civil, criminal or administrative) including, without limitation, common law, statute, statutory instrument, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, or agency.

9.13

Rules of Construction

Each party to this Agreement has been represented by counsel during the preparation and execution of this Agreement, and therefore waives any rule of construction that would construe ambiguities against the party drafting the agreement.

[Signature Page Follows]

#

IN WITNESS WHEREOF, Angiotech, Merger Sub and Cohesion have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ANGIOTECH PHARMACEUTICALS, INC.

By:

_________________________________

Name:

_________________________________

Title:

_________________________________

CHARDONNAY ACQUISITION CORP.

By:

___________________________________

Name:

___________________________________

Title:

___________________________________

COHESION TECHNOLOGIES, INC.

By:

___________________________________

Name:

___________________________________

Title:

___________________________________

[Signature Page to Agreement and Plan of Reorganization]

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

ANGIOTECH PHARMACEUTICALS, INC.

CHARDONNAY ACQUISITION CORP.

AND

COHESION TECHNOLOGIES, INC

DATED AS OF SEPEMBER 27, 2002

TABLE OF CONTENTS

1.1

The Merger

1.2

Closing; Effective Time

1.3

Effects of the Merger

1.4

Certificate of Incorporation; Bylaws

1.5

Directors and Officers of the Surviving Corporation

Article II

Conversion of Shares

2.1

Conversion of Stock

2.2

Cohesion Options; Cohesion Purchase Plans; Cohesion Warrants

2.3

Exchange of Stock Certificates

2.4

Lost, Stolen or Destroyed Certificates

2.5

Tax Consequences

Article III

Representations and Warranties of Cohesion

3.1

Organization, Etc.

3.2

Authority Relative to This Agreement

3.3

No Violations, Etc.

3.4

Board Recommendation

3.5

Fairness Opinion

3.6

Capitalization

3.7

SEC Filings

3.8

Financial Statements

3.9

Absence of Undisclosed Liabilities

3.10

Absence of Changes or Events

3.11

Subsidiaries

3.12

NeuColl, Inc.

3.13

Litigation

3.14

Insurance

3.15

Contracts and Commitments

3.16

Labor Matters; Employment and Labor Contracts

3.17

Compliance with Laws

3.18

Intellectual Property Rights

3.19

Taxes

3.20

Employee Benefit Plans; ERISA

3.21

Environmental Matters

3.22

Affiliates

3.23

Finders or Brokers

3.24

Registration Statement; Proxy Statement/Prospectus

3.25

Property; Equipment; Leasehold

3.26

Amendment to Rights Agreement

Article IV

Representations and Warranties of Angiotech and Merger Sub

4.1

Organization, Etc.

4.2

Authority Relative to This Agreement

4.3

No Violations, Etc

4.4

Capitalization

4.5

Registration Statement; Proxy Statement/Prospectus

4.6

SEC Filings

4.7

Financial Statements

4.8

Absence of Undisclosed Liabilities

4.9

Absence of Changes or Events

4.10

Litigation

4.11

Compliance with Laws

4.12

Environmental Matters

4.13

Intellectual Property Rights

4.14

Ownership of Merger Sub; No Prior Activities

Article V

Covenants

5.1

Conduct of Business During Interim Period

5.2

No Solicitation

5.3

Access to Information

5.4

Stockholder Meeting; Registration Statement; Board Recommendations

5.5

Commercially Reasonable Efforts

5.6

Public Announcements

5.7

Notification of Certain Matters

5.8

Indemnification

5.9

Affiliate Agreements

5.10

Stock Exchange Listing

5.11

Resignation of Directors and Officers

5.12

Consents of Angiotech’s and Cohesion’s Accountants

5.13

Cohesion Voting Agreements

5.14

Form S-8

5.15

Notification of Certain Matters

5.16

SEC Filings

5.17

Employee Benefit Matters

5.18

Rights Agreement

5.19

Tax Matters

Article VI

Conditions to the Obligations of Each Party

6.1

Registration Statement

6.2

Cohesion Stockholder Approval

6.3

Listing of Additional Shares

6.4

Governmental Clearances

6.5

Tax Matters

6.6

Statute or Decree

Article VII

Conditions to the Obligations of Cohesion and Angiotech

7.1

Additional Conditions To The Obligations Of Cohesion

7.2

Additional Conditions To The Obligations Of Angiotech And Merger Sub

Article VIII

Termination

8.1

Termination

8.2

Notice of Termination; Effect of Termination

8.3

Fees and Expenses

Article IX

Miscellaneous

9.1

Amendment and Modification

9.2

Waiver of Compliance; Consents

9.3

Survival; Investigations

9.4

Notices

9.5

Assignment; Third Party Beneficiaries

9.6

Governing Law; Jurisdiction

9.7

Waiver of Jury Trial

9.8

Counterparts

9.9

Severability

9.10

Interpretation

9.11

Entire Agreement

9.12

Definition of “law”

9.13

Rules of Construction

#

INDEX OF DEFINED TERMS

“Acquisition Proposal”

Section 5.2(a)

“Acquisition Transaction”

Section 5.2(a)

“Action”

Section 3.13(a)

“Affiliates”

Section 3.22

“Agreement”

Preamble

“Antitrust Division”

Section 5.5(a)

“Angiotech”

Preamble

“Angiotech Balance Sheet”

Section 4.7

“Angiotech Certificates”

Section 2.1(c)

“Angiotech Closing Value”

Section 2.1(f)

“Angiotech Common Stock”

Recitals

“Angiotech Disclosure Statement”

Article IV

“Angiotech Expenses”

Section 8.3(b)(i)

“Angiotech Financial Statements”

Section 4.7

“Angiotech IP Rights”

Section 4.13(b)

“Angiotech Material Adverse Effect”

Section 4.1(a)

“Angiotech Permits”

Section 4.11(b)

“Angiotech Real Property”

Section 4.12(a)(iv)

“Angiotech Reference Price”

Section 2.1

“Angiotech SEC Reports”

Section 4.6

“Angiotech Subsidiaries”

Section 4.1(a)

“Angiotech Termination Fee”

Section 8.3(c)(i)

“Angiotech Triggering Event”

Section 8.1

“Assumed Cohesion Options”

Section 2.2(a)

“Assumed Cohesion Warrants”

Section 2.2(c)

“Business Day”

Section 1.2

“CDAPCA”

Section 3.17(b)

“CERCLA”

Section 3.21(a)(iii)

“CERCLIS”

Section 3.21(b)(vii)

“Certificate of Merger”

Section 1.2

“Cohesion”

Preamble

“Cohesion Acquisition”

Section 8.3(b)

“Cohesion Affiliate Agreement”

Section 5.9

“Cohesion Balance Sheet”

Section 3.8

“Cohesion Certificate”

Section 2.3(c)

“Cohesion Common Stock”

Recitals

“Cohesion Contract”

Section 3.15(b)

“Cohesion Disclosure Statement”

Article III

“Cohesion Expenses”

Section 8.3(c)(i)

“Cohesion Financial Statements”

Section 3.8

“Cohesion IP Rights”

Section 3.18 (a)

“Cohesion Material Adverse Effect”

Section 3.1(a)

“Cohesion Options”

Section 2.2(a)

“Cohesion Permits”

Section 3.17(b)

“Cohesion Preferred Stock”

Section 3.6(a)

“Cohesion Purchase Plan”

Section 2.2(b)

“Cohesion Real Property”

Section 3.21(b)(iv)

“Cohesion SEC Reports”

Section 3.7

“Cohesion Stock Plans”

Section 2.2(a)

“Cohesion Stockholder Meeting”

Section 5.4(a)

“Cohesion Termination Fee”

Section 8.3(b)(i)

“Cohesion Triggering Event”

Section 8.1

“Cohesion Voting Agreements”

Recitals

“Cohesion Warrants”

Section 2.2 (c)

“Closing”

Section 1.2

“Closing Date”

Section 1.2

“COBRA”

Section 3.16(b)

“Code”

Recitals

“Common Stock Purchase Agreement”

Section 3.6(c)

“Confidentiality Agreement”

Section 5.3

“Contractor”

Section 3.21(a)(i)

“CSA”

Section 3.17(b)

“DEA”

Section 3.17(b)

“Delaware Law”

Section 1.1

“Effective Time”

Section 1.2

“Employee Benefit Plans”

Section 3.20(a)

“End Date”

Section 8.1(b)

“Environment”

Section 3.21(a)(ii)

“Environmental Law”

Section 3.21(a)(iii)

“Environmental Permit”

Section 3.21(a)(iv)

“ERISA”

Section 3.20(a)

“ERISA Affiliate”

Section 3.20(a)

“Exchange Act”

Section 3.3(a)

“Exchange Agent”

Section 2.3(a)

“Exchange Multiple”

Section 2.1(g)

“Exchange Quotient”

Section 2.1(g)

“Exchange Ratio”

Section 2.1

“FDA”

Section 3.17(b)

“FDCA”

Section 3.17(b)

“Final Offering Period”

Section 2.2(b)

“Foreign Plan”

Section 3.20(n)

“FTC”

Section 5.5(a)

“GAAP”

Section 3.8

“Government Entity”

Section 3.3(a)

“Hazardous Material”

Section 3.21(a)(v)

“Holder”

Section 2.3(c)

“HSR Act”

Section 3.3(a)

“Indemnified Parties”

Section 5.8 (a)

“IRS”

Section 3.20(j)

“law”

Section 9.12

“Merger”

Recitals

“Merger Sub”

Preamble

“Merger Sub Common Stock”

Section 2.1(d)

“Nasdaq”

Section 2.1

“Notice of Superior Offer”

Section 5.4(c)

“Pension Plans”

Section 3.20(a)

“Person”

Section 2.1(g)

“Potential Acquiror”

Section 5.2(a)

“Proxy Statement/Prospectus”

Section 3.24

“Reference Date”

Section 3.8

“Registration Statement”

Section 3.24

“Rights Agreement”

Section 3.4

“SEC”

Section 3.7

“Securities Act”

Section 3.7

“Subsidiary”

Section 2.1(g)

“Superior Offer”

Section 5.4(c)

“Surviving Corporation”

Section 1.1

“Tax” or “Taxes”

Section 3.19(a)

“Tax Representation Letters”

Section 6.5

“Tax Return” or “Tax Returns”

Section 3.19(a)

“Trading Day”

Section 2.1

“Waiver Agreement”

Section 3.9

“Welfare Plans”

Section 3.20(a)

#

EXHIBIT 99.2

FORM OF

VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”) is made and entered into as of September 27, 2002 by and between Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia (“Angiotech”), and the person whose name appears on the signature page hereto as a stockholder of Cohesion Technologies, Inc., a Delaware corporation (“Cohesion”), acting in his capacity as a stockholder of Cohesion and not in any other capacity (“Stockholder”).

A.

Concurrently with the execution of this Agreement, Angiotech, Chardonnay Acquisition Corp., a Delaware corporation (“Merger Sub”), and Cohesion are entering into an Agreement and Plan of Reorganization of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Merger Sub with and into Cohesion (the “Merger”).  Capitalized terms used and not otherwise defined herein, and defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

B.

As of the date hereof, Stockholder Beneficially Owns the number of outstanding shares of the common stock, par value $0.001 per share, of Cohesion (“Cohesion Common Stock”) set forth on the signature page hereto.

C.

As inducement and a condition to entering into the Merger Agreement, Angiotech has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement.

The parties agree as follows:

1.

Certain Definitions.  For purposes of this Agreement:

(a)

“Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b)

“Existing Shares” means all issued and outstanding shares of Cohesion Common Stock owned of record or Beneficially Owned by Stockholder and over which Stockholder has voting control as of the record date for persons entitled (i) to receive notice of, and to vote at, a meeting of the stockholders of Cohesion called for purposes of voting on the adoption of the Merger Agreement, or (ii) to take action by written consent of the stockholders of Cohesion with respect to the adoption of the Merger Agreement.

(c)

“New Shares” means any shares of capital stock of Cohesion that Stockholder purchases or with respect to which Stockholder otherwise acquires Beneficial Ownership (over which Beneficially Owned shares Stockholder exercises voting power), after the execution of their Agreement and prior to the date of termination of this Agreement.

2.

Representations and Warranties of Stockholder. Stockholder represents and warrants to Angiotech as follows:

(a)

On the date hereof, Stockholder Beneficially Owns the outstanding shares of Cohesion Common Stock set forth on the signature page hereto and holds stock options to purchase the number of shares of Cohesion Common Stock set forth on the signature page hereto.  On the date hereof, such shares constitute all of the outstanding shares of Cohesion Common Stock Beneficially Owned by Stockholder and all of the shares of Cohesion Common Stock subject to stock options held by Stockholder.  On the date hereof, there are no outstanding options or other rights to acquire from Stockholder, or obligations of Stockholder to sell, any shares of Cohesion Common Stock.  Except as permitted by this Agreement, the shares of Cohesion Common Stock set forth on the signature page hereto are held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges, options, proxies, voting trusts or agreements (“Encumbrances”), except for any such Encumbrances arising hereunder.

(b)

Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement.  This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c)

Except for any applicable filings under federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made or obtained by Stockholder for the execution of this Agreement by Stockholder or compliance by Stockholder with the provisions hereof.  Neither the execution and delivery of this Agreement by Stockholder nor the compliance by Stockholder with the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets is bound, or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Stockholder or any of the Existing Shares.

(d)

Stockholder understands and acknowledges that Angiotech is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon Stockholder’s concurrent execution and delivery of this Agreement.

3.

Representations And Warranties Of Angiotech. Angiotech hereby represents and warrants to Stockholder as follows:

(a)

Angiotech has the corporate power and authority to enter into and perform all of its obligations under this Agreement.  This Agreement has been duly and validly executed and delivered by Angiotech and constitutes a valid and binding agreement of Angiotech, enforceable against Angiotech in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)

Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Angiotech.  Neither the execution and delivery of this Agreement by Angiotech nor compliance by Angiotech with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents of Angiotech, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, acceleration, redemption or purchase) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation of any kind to which Angiotech is a party or by which Angiotech or any of its properties or assets is bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Angiotech or any of its properties or assets.

4.

Disclosure.  Stockholder hereby agrees to permit Angiotech to publish and disclose in the registration statement and the joint proxy statement/prospectus (including all documents and schedules filed with the Securities and Exchange Commission), and in any press release or other disclosure document which Angiotech reasonably determines to be necessary or desirable to comply with applicable law or the rules and regulations of the Nasdaq National Market in connection with the Merger and any transactions related thereto, Stockholder’s identity and ownership of Cohesion Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, provided that any public announcement or disclosure is made in accordance with the terms of the Merger Agreement.

5.

Voting Of Cohesion Common Stock.  Stockholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of this Agreement, (a) Stockholder will appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Cohesion Common Stock, however called, or otherwise cause the Existing Shares and New Shares, then beneficially owned by stockholder, to be counted as present thereat for purposes of establishing a quorum, and (b) Stockholder will vote or provide a written consent with respect to the Existing Shares and New Shares, if any (or will cause the Existing Shares to be voted, or cause a written consent to be provided with respect to the Existing Shares) in favor of the adoption of the Merger Agreement.

6.

Proxy.

(a)

In order to insure the voting of Stockholder in accordance with this Agreement, Stockholder agrees to execute an irrevocable proxy simultaneously with the execution of this Agreement in the form of Exhibit A attached hereto granting Angiotech the right to vote, or to execute and deliver stockholder written consents, in respect of the Existing Shares and New Shares Beneficially Owned by Stockholder, if any, at the date of the stockholder meeting called to adopt the Merger Agreement, in favor of the adoption of the Merger Agreement.

(b)

Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Angiotech the power to carry out and give effect to the provisions of this Agreement.

7.

Termination.  This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

8.

Miscellaneous.

(a)

Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Angiotech and Stockholder at any time prior to the Effective Time.

(b)

Any failure of Stockholder, on the one hand, or Angiotech, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Angiotech or Stockholder, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8(b).

(c)

All notices and other communications hereunder shall be in writing and shall be delivered personally, by overnight courier or similar means or sent by facsimile with written confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered, or on the next business day following transmittal, if sent by confirmed facsimile.  Notices shall be delivered as follows:

(1)

if to Angiotech, to:

1618 Station Street

Vancouver, BC V6A 1B6

CANADA

Telephone: (604) 221-7676

Facsimile: (604) 221-6915

Attention: David McMasters

with a copy to:

Heller Ehrman White & McAuliffe LLP

275 Middlefield Road

Menlo Park, California 94025

Telephone:  (650) 324-7000

Facsimile:  (650) 324-0638

Attention:  Richard A. Peers, Esq.

(2)

If to Stockholder, at the address set forth on the signature page.

(d)

Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  This Agreement is not intended to confer any rights or remedies hereunder upon any other person except the parties hereto.

(e)

This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of law.

(f)

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g)

In case any one or more of the provisions contained in this Agreement should be finally determined to be invalid, illegal or unenforceable in any respect against a party hereto, it shall be adjusted if possible to effect the intent of the parties.  In any event, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such final determination shall have been made.

(h)

The article and section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement.

(i)

This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

(j)

Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages.  Therefore, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(k)

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(l)

From time to time, at any other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or reasonably desirable to effectuate the provisions of this Agreement.

(m)

Notwithstanding any other provision of this Agreement, nothing contained in this Agreement shall bind or obligate Stockholder to act or refrain from acting in any capacity other than as a stockholder of Cohesion, it being expressly understood and agreed that this Agreement shall not bind or obligate Stockholder in his capacity as a director or officer of Cohesion.

(Signature Page Follows)

#

IN WITNESS WHEREOF,  the parties hereto have signed this Voting Agreement, in the case of Angiotech by its duly authorized officer, as of the date first above written.

ANGIOTECH PHARMACEUTICALS,

Stockholder Name                                                   INC.

Signature:__________________________

By: _________________________

                                                                                 Name:_______________________

                                                                                 Title: ________________________

NUMBER OF OUTSTANDING SHARES

OF COHESION BENEFICIALLY OWNED

BY STOCKHOLDER:

__________________________________

NUMBER OF SHARES OF COHESION

SUBJECT TO STOCK OPTIONS HELD

BY STOCKHOLDER:

_______________________________

ADDRESS OF STOCKHOLDER:

_______________________________

_______________________________

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Angiotech an irrevocable proxy pursuant to the provisions of Section 212 of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to the Existing Shares and New Shares Beneficially Owned by the undersigned, if any, as of the record date of the meeting of stockholders called to adopt the Merger Agreement, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, in connection with the adoption of the Merger Agreement.  The undersigned hereby affirms that this proxy is given as a condition of said Merger Agreement and as such is coupled with an interest and is irrevocable.  It is further understood by the undersigned that this proxy may be exercised by Angiotech for the period beginning on the date hereof and ending on Effective Time, unless sooner terminated in accordance with the provisions of this Voting Agreement.

THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated this 27th day of September, 2002.

By:

_____________________

Name:

_____________________

Address:

_____________________

_____________________